                                                  Registration No. 333-22455

                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                       FORM N-4

                     REGISTRATION STATEMENT UNDER THE SECURITIES
                                  ACT OF 1933                        / /


                         Pre-Effective Amendment No.                 /1/

                      Post-Effective Amendment No.                   / /
                                        and/or
                     REGISTRATION STATEMENT UNDER THE INVESTMENT
                             COMPANY ACT OF 1940                     / /

                            Amendment No.                            / /

                          (Check appropriate box or boxes.)

                            NML VARIABLE ANNUITY ACCOUNT A
--------------------------------------------------------------------------------
                              (Exact Name of Registrant)

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
                                 (Name of Depositor)

720 East Wisconsin Avenue, Milwaukee, Wisconsin                    53202
----------------------------------------------------------   -------------------
     (Address of Depositor's Principal Executive Offices)        (Zip Code)

Depositor's Telephone Number, including Area Code  414-271-1444
                                                  -------------------
         JOHN M. BREMER, Senior Vice President, General Counsel and Secretary
                720 East Wisconsin Avenue, Milwaukee, Wisconsin  53202
--------------------------------------------------------------------------------
                       (Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate space)

          immediately upon filing pursuant to paragraph (b) of Rule 485
--------

          on (DATE) pursuant to paragraph (b) of Rule 485
--------

          60 days after filing pursuant to paragraph (a)(1) of Rule 485
--------

          on (DATE) pursuant to paragraph (a)(1) of Rule 485
--------

          this post-effective amendment designates a new effective date for a -------- previously filed post-effective amendment

                            NML VARIABLE ANNUITY ACCOUNT A
--------------------------------------------------------------------------------

                                CROSS-REFERENCE SHEET

N-4, Part A                          Heading in
Item                                 Prospectus
-----------                          ----------

    1  . . . . . . . . . . . . . .   Cover Page
    2  . . . . . . . . . . . . . .   Index of Special Terms
    3  . . . . . . . . . . . . . .   Synopsis, The Contracts, The Fund,
                                     Deductions and Charges, Right to Examine
                                     Deferred Contract, Penalty Tax on
                                     Premature Payments, Expense Table
    4  . . . . . . . . . . . . . .   Accumulation Unit Values, Financial
                                     Statements
    5  . . . . . . . . . . . . . .   The Company, NML Variable Annuity Account
                                     A, The Fund
    6  . . . . . . . . . . . . . .   Deductions, Distribution of the Contracts
    7  . . . . . . . . . . . . . .   The Contracts, Owners of the Contracts,
                                     Application of Purchase Payments,
                                     Transfers Between Divisions and Payment
                                     Plans, Substitution and Change
    8  . . . . . . . . . . . . . .   Variable Payment Plans, Description of
                                     Payment Plans, Amount of Annuity Payments,
                                     Maturity Benefit, Assumed Investment Rate,
                                     Transfers Between Divisions and Payment
                                     Plans
    9  . . . . . . . . . . . . . .   Death Benefit
    10 . . . . . . . . . . . . . .   Amount and Frequency, Application of
                                     Purchase Payments, Net Investment Factor,
                                     Distribution of the Contracts
    11 . . . . . . . . . . . . . .   Withdrawal Amount, Deferment of Benefit
                                     Payments, Right to Examine Contract
    12 . . . . . . . . . . . . . .   Federal Income Taxes
    13 . . . . . . . . . . . . . .   Not Applicable
    14 . . . . . . . . . . . . . .   Table of Contents for Statement of
                                     Additional Information
--------------------------------------------------------------------------------

N-4, Part B                           Heading in Statement
Item                                  of Additional Information
-----------                           -------------------------

    15 . . . . . . . . . . . . . .   Cover Page
    16 . . . . . . . . . . . . . .   Table of Contents
    17 . . . . . . . . . . . . . .   Not Applicable
    18 . . . . . . . . . . . . . .   Experts
    19 . . . . . . . . . . . . . .   Not Applicable
    20 . . . . . . . . . . . . . .   Distribution of the Contracts
    21 . . . . . . . . . . . . . .   Not Applicable
    22 . . . . . . . . . . . . . .   Determination of Annuity Payments
    23 . . . . . . . . . . . . . .   Financial Statements

April 30, 1997

[LOGO]

The Quiet Company-Registered Trademark-



        NML VARIABLE ANNUITY ACCOUNT A
                Individual Variable Annuity Contracts for
                Retirement Plans of Self-Employed Persons and Their Employees







                                  (PHOTO)



                                      PROSPECTUS



Northwestern Mutual
Series Fund, Inc.

The Northwestern Mutual
Life Insurance Company
720 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(414) 271-1444

P R O S P E C T U S


NML VARIABLE ANNUITY ACCOUNT A


    This prospectus describes individual variable annuity contracts (the "Contracts") offered by The Northwestern Mutual Life Insurance Company ("Northwestern Mutual Life") to provide retirement annuity benefits for self-employed individuals (and their eligible employees) who adopt plans meeting the requirements of Sections 401 or 403(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Such plans, which are popularly called "HR-10 Plans", afford certain federal income tax benefits to employers and to employees and their beneficiaries.

    The Contracts contemplate periodic purchase payments until a selected maturity date--usually retirement--after which the benefits under the Contracts become payable. Purchase payments which are to be accumulated on a variable basis or applied to provide variable benefits are credited by Northwestern Mutual Life to NML Variable Annuity Account A (the "Account") and allocated among one or more of the nine Divisions of the Account as directed by the individual Contract owners. The Contracts also permit accumulation of funds on a fixed basis, at rates of interest declared periodically by Northwestern Mutual Life. This prospectus describes only the Account and the variable provisions of the Contracts except where there are specific references to the fixed provisions.

    The assets of the Account are maintained separately from Northwestern Mutual Life's general assets. Assets of each Division of the Account are invested entirely in shares of a corresponding Portfolio of Northwestern Mutual Series Fund, Inc. (the "Fund"). The Fund is currently comprised of the Index 500 Stock, Select Bond, Money Market, Balanced, Growth and Income Stock, Growth Stock, Aggressive Growth Stock, High Yield Bond and International Equity Portfolios.

    The value of interests in each Division before annuity benefits become payable will vary continuously to reflect the investment performance of the Portfolio selected by the Contract owner. When annuity benefits become payable the Contracts provide lifetime annuity payments or other annuity payment plans on either a variable or fixed basis. If a variable payment plan is selected the annuity payments will continue to increase or decrease to reflect the investment experience of the Portfolios for the Divisions to which Contract values have been allocated. If a fixed payment plan is selected the amount of annuity payments will remain fixed, except as they may be increased by dividends.

    Two versions of the Contracts are offered: Front Load Contracts and Back Load Contracts. (See "Expense Table", p. 2, and "Deductions", p. 14.)

    This prospectus sets forth concisely the information about the Contracts that a prospective investor ought to know before investing. Additional information about the Contracts and the Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information which is incorporated herein by reference. The Statement of Additional Information is available upon written or oral request and without charge from The Northwestern Mutual Life Insurance Company, 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202, Telephone Number (414) 271-1444. The table of contents for the Statement of Additional Information is shown on the inside front cover of this prospectus.

    THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUS FOR NORTHWESTERN MUTUAL SERIES FUND, INC. WHICH IS ATTACHED HERETO, AND SHOULD BE RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

    The Date of the Statement of Additional Information is April 30, 1997

                                INDEX OF SPECIAL TERMS

The following special terms used in this prospectus are discussed at the pages indicated.

TERM                              PAGE      TERM                          PAGE
ACCUMULATION UNIT.................  9       ANNUITANT....................  11
ANNUITY (or ANNUITY PAYMENTS).....  10      MATURITY DATE................  10
NET INVESTMENT FACTOR.............  9       OWNER........................  11
PAYMENT PLANS.....................  10      WITHDRAWAL AMOUNT............  10

SYNOPSIS

THE CONTRACTS The Contracts are individual variable annuity contracts offered to provide retirement annuity benefits for self-employed individuals (and their eligible employees). The Contracts provide for accumulation of funds on a variable or fixed or combination basis until a selected maturity date -- usually retirement -- and payment of annuity benefits on either a variable or fixed basis. (See "Description of Payment Plans", p. 10.) Two versions of the Contracts are offered: Front Load Contracts and Back Load Contracts. See the Expense Table below, and "Deductions", p. 14.

THE FUND The Account is comprised of nine Divisions which invest in the corresponding Portfolios of Northwestern Mutual Series Fund, Inc. For more information regarding the Fund and its Portfolios, including information about their investment objectives and expenses, see "The Fund", p. 8 and the attached Fund Prospectus.

DEDUCTIONS AND CHARGES For the Front Load Contract there is a maximum sales load of 4% of purchase payments, reduced when cumulative purchase payments exceed $100,000. For the Back Load Contract there is no deduction from purchase payments for sales expenses, but a withdrawal charge of 0%-8% applies, depending on the length of time funds have been held under the Contract and the Contract size. The assets of the Account bear a charge for mortality and expense risks assumed by Northwestern Mutual Life under the Contract. This charge is at the annual rate of .40% for the Front Load Contract and 1.25% for the Back Load Contract. In addition, the annual Contract fee is $30.00. For more information about these and other expenses, see the Expense Table below and "Deductions", p.
14.  Expenses of the Fund are described in the attached Prospectus for the Fund.

RIGHT TO EXAMINE DEFERRED CONTRACT During the 10 days following the delivery of a Contract the Owner may return it to Northwestern Mutual Life, by mail or in person, if for any reason the Owner has changed his mind. On return of the Contract, Northwestern Mutual Life will pay to the Owner the value of Accumulation Units credited to the Contract determined as of the valuation next following receipt of a written request at the Home Office of Northwestern Mutual Life.

PENALTY TAX ON PREMATURE PAYMENTS Premature payment of benefits under an annuity contract may cause a penalty tax to be incurred. (See "Taxation of Contract Benefits", p. 13.)

                                    EXPENSE TABLE

FRONT LOAD CONTRACT
TRANSACTION EXPENSES FOR CONTRACTOWNERS
Maximum Sales Load (as a percentage
of purchase payments) . . . . . . . . . . . . . .4%
Withdrawal Charge . . . . . . . . . . . . . . . .None

ANNUAL EXPENSES OF THE ACCOUNT
 (AS A PERCENTAGE OF ASSETS)
Mortality Rate and Expense Guarantee
 Charge . . . . . . . . . . . . . . . . . . . . .  .40%

ANNUAL CONTRACT FEE
$30; waived if the Contract Value equals or exceeds
$50,000

--------------------------------------------------------------------------------

BACK LOAD CONTRACT
TRANSACTION EXPENSES FOR CONTRACTOWNERS
Sales Load (as a percentage of purchase
payments) . . . . . . . . . . . . . . . . . . . .None
Withdrawal Charge for Sales Expenses
(as a percentage of amounts paid) . . . . . . . .0%-8%

ANNUAL EXPENSES OF THE ACCOUNT
 (AS A PERCENTAGE OF ASSETS)
Mortality Rate and Expense Guarantee
 Charge . . . . . . . . . . . . . . . . . . . . . 1.25%

ANNUAL CONTRACT FEE
$30; waived if the Contract Value equals or exceeds
$50,000

ANNUAL EXPENSES OF THE PORTFOLIOS
(AS A PERCENTAGE OF THE ASSETS)


                                                                                           Total Annual
                               Management Fees      Custody Fees       Other Expenses        Expenses
                               ---------------      ------------       --------------       ------------
Index 500 Stock                    .20%                .00%                .01%                .21%
Select Bond                        .30%                .00%                .00%                .30%
Money Market                       .30%                .00%                .00%                .30%
Balanced                           .30%                .00%                .00%                .30%
Growth and Income Stock            .61%                .00%                .01%                .62%
Growth Stock                       .52%                .00%                .05%                .57%
Aggressive Growth Stock            .53%                .00%                .01%                .54%
High Yield Bond                    .57%                .00%                .03%                .60%
International Equity               .67%                .11%                .03%                .81%



EXAMPLE
FRONT LOAD CONTRACT - You would pay the following expenses on each $1,000 investment, assuming 5% annual return:



                                   1 Year             3 Years            5 Years             10 Years
                                   ------             -------            -------             --------
Index 500 Stock                     $46                 $63               $  81                $134
Select Bond                         $47                 $66               $  86                $144
Money Market                        $47                 $66               $  86                $144
Balanced                            $47                 $66               $  86                $144
Growth and Income Stock             $50                 $75               $ 102                $180
Growth Stock                        $50                 $74               $ 100                $174
Aggressive Growth Stock             $49                 $73               $  98                $171
High Yield Bond                     $50                 $75               $ 101                $177
International Equity                $52                 $81               $ 112                $200



NOTE: THE MINIMUM INITIAL PURCHASE PAYMENT FOR A FRONT-LOAD CONTRACT IS $10,000. THE NUMBERS ABOVE MUST BE MULTIPLIED BY 10 TO FIND THE EXPENSES FOR A FRONT-LOAD CONTRACT OF MINIMUM SIZE.

EXAMPLE
BACK LOAD CONTRACT - You would pay the following expenses on a $1,000 investment, assuming (1) 5% annual return and (2) surrender at the end of each time period:



                                   1 Year             3 Years            5 Years             10 Years
                                   ------             -------            -------             --------
Index 500 Stock                   $  95                $110                $128                $194
Select Bond                       $  96                $113                $133                $204
Money Market                      $  96                $113                $133                $204
Balanced                          $  96                $113                $133                $204
Growth and Income Stock           $  99                $123                $149                $234
Growth Stock                      $  98                $121                $147                $233
Aggressive Growth Stock           $  98                $120                $145                $230
High Yield Bond                   $  99                $122                $148                $236
International Equity              $ 101                $129                $159                $257


You would pay the following expenses on the same $1,000 investment, assuming NO SURRENDER OR ANNUITIZATION:




                                   1 Year             3 Years            5 Years             10 Years
                                   ------             -------            -------             --------
Index 500 Stock                     $15                 $50               $  88                $194
Select Bond                         $16                 $53               $  93                $204
Money Market                        $16                 $53               $  93                $204
Balanced                            $16                 $53               $  93                $204
Growth and Income Stock             $19                 $63               $ 109                $238
Growth Stock                        $18                 $61               $ 107                $233
Aggressive Growth Stock             $18                 $60               $ 105                $230
High Yield Bond                     $19                 $62               $ 108                $236
International Equity                $21                 $69               $ 119                $257


    The purpose of the table above is to assist a Contract Owner in understanding the expenses paid by the Account and the Portfolios and borne by investors in the Contracts. The sales load for a Front Load Contract depends on the amount of cumulative purchase payments. For the Back Load Contract the withdrawal charge depends on the length of time funds have been held under the Contract and the amounts held. The $30 annual Contract fee is reflected as .2% of the assets based on an average Contract size of $15,000. The Contracts provide for charges for transfers between the Divisions of the Account and for premium taxes, but no such charges are currently being made. See "Transfers Between Divisions and Payment Plans", p. 11 and "Deductions", p. 14, for additional information about expenses for the Contracts. The expenses shown in the table for the Portfolios show the annual expenses for each of the Portfolios, as a percentage of the average net assets of the Portfolio, based on 1996 operations for the Portfolios and their predecessors. For additional information about expenses of the Portfolios, see the prospectus for the Fund attached hereto. THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN, SUBJECT TO THE GUARANTEES OF THE CONTRACTS.

    The tables on the following pages present the accumulation unit values of the nine Divisions of the Account for the Contracts, including Contracts issued prior to the date of this prospectus. The Contracts issued prior to March 31, 1995 are different in certain material respects from Contracts offered currently, but the values shown below for Contracts issued after December 16, 1981 and prior to March 31, 1995 are calculated on the same basis as those for the Back Load Contracts described in this prospectus. The Front Load Contracts described in this prospectus have a lower mortality rate and expense guarantee charge than any of the Contracts issued prior to March 31, 1995.

                               ACCUMULATION UNIT VALUES
                     CONTRACTS ISSUED ON OR AFTER MARCH 31, 1995
--------------------------------------------------------------------------------

                                                            FOR THE NINE
                                    FOR THE YEAR ENDED      MONTHS ENDED
                                    DECEMBER 31, 1996    DECEMBER 31, 1995
                                    ------------------   -----------------
Index 500 Stock Division
Accumulation Unit Value:
  Front Load Version
   Beginning of Period                     $1.249              $1.00
   End of Period                           $1.527              $1.249
  Back Load Version
   Beginning of Period                     $1.991              $1.604
   End of Period                           $2.414              $1.991

Number of Accumulation Units
  Outstanding, End of Period
   Front Load                             454,096             278,235
   Back Load                            1,970,961             471,752

Select Bond Division
  Accumulation Unit Value:
  Front Load Version
   Beginning of Period                     $1.129              $1.00
   End of Period                           $1.161              $1.129
  Back Load Version
   Beginning of Period                     $6.078              $5.419
   End of Period                           $6.201              $6.078

Number of Accumulation Units
  Outstanding, End of Period
    Front Load                             38,713              26,732
    Back Load                             182,907              50,828

Money Market Division
  Accumulation Unit Value:
  Front Load Version
   Beginning of Period                     $1.040              $1.00
   End of Period                           $1.091              $1.040
  Back Load Version
   Beginning of Period                     $2.156              $2.086
   End of Period                           $2.241              $2.156

Number of Accumulation Units
  Outstanding, End of Period
   Front Load                           1,843,605             327,441
   Back Load                            1,123,081             379,473

Balanced Division
  Accumulation Unit Value:
  Front Load Version
   Beginning of Period                     $1.181              $1.00
   End of Period                           $1.334              $1.181
  Back Load Version
   Beginning of Period                     $4.290              $3.655
   End of Period                           $4.806              $4.290

Number of Accumulation Units
  Outstanding, End of Period
   Front Load                             786,271             164,302
   Back Load                            1,347,427             372,457

Growth and Income Stock Division
  Accumulation Unit Value:
  Front Load Version
   Beginning of Period                     $1.197              $1.00
   End of Period                           $1.430              $1.197
  Back Load Version
   Beginning of Period                     $1.287              $1.083
   End of Period                           $1.525              $1.287

Number of Accumulation Units
  Outstanding, End of Period
   Front Load                             208,323             114,414
   Back Load                            1,215,721             310,321


                                                            FOR THE NINE
                                     FOR THE YEAR ENDED     MONTHS ENDED
                                    DECEMBER 31, 1996    DECEMBER 31, 1995
                                    ------------------   -----------------
Growth Stock Division
  Accumulation Unit Value:
  Front Load Version
   Beginning of Period                     $1.209              $1.00
   End of Period                           $1.456              $1.209
  Back Load Version
   Beginning of Period                     $1.300              $1.082
   End of Period                           $1.552              $1.300

Number of Accumulation Units
  Outstanding, End of Period
   Front Load                             257,158             103,292
   Back Load                              922,390             227,218

Aggressive Growth Stock Division
  Accumulation Unit Value:
  Front Load Version
   Beginning of Period                     $1.305              $1.00
   End of Period                           $1.530              $1.305
  Back Load Version
   Beginning of Period                     $2.743              $2.115
   End of Period                           $3.188              $2.743

Number of Accumulation Units
  Outstanding, End of Period              568,732
   Front Load                           1,734,023             255,895
   Back Load                                                  407,729

High Yield Bond Division
  Accumulation Unit Value:
  Front Load Version
   Beginning of Period                     $1.112              $1.00
   End of Period                           $1.326              $1.112
  Back Load Version
   Beginning of Period                     $1.178              $1.067
   End of Period                           $1.394              $1.178

Number of Accumulation Units
  Outstanding, End of Period
   Front Load                              55,625                  --
   Back Load                              572,121             138,470

International Equity Division
  Accumulation Unit Value:
  Front Load Version
   Beginning of Period                     $1.140              $1.00
   End of Period                           $1.374              $1.140
  Back Load Version
   Beginning of Period                     $1.380              $1.218
   End of Period                           $1.649              $1.380

Number of Accumulation Units
  Outstanding, End of Period              286,469
   Front Load                           1,281,128              32,573
   Back Load                                                  374,986

                               ACCUMULATION UNIT VALUES
         CONTRACTS ISSUED AFTER DECEMBER 16, 1981 AND PRIOR TO MARCH 31, 1995
--------------------------------------------------------------------------------


                                                                  FOR THE YEARS ENDED DECEMBER 31
                                             -----------------------------------------------------------------------
                                                1996          1995           1994           1993           1992
                                               ----           ----           ----           ----
Index 500 Stock Division
    Accumulation Unit Value:
    Beginning of Period*                      $1.991         $1.469          $1.470         $1.356        $1.280
    End of Period                             $2.414         $1.991         $1.469         $1.470         $1.356

    Number of Accumulation Units
    Outstanding, End of Period              20,092,060     18,961,291      17,624,809     16,051,619      4,774,008

Select Bond Division
    Accumulation Unit Value:
    Beginning of Period                        $6.078         $5.167        $5.384         $4.941          $4.677
    End of Period                             $6.201         $6.078         $5.167         $5.384         $4.941

    Number of Accumulation Units
    Outstanding, End of Period                2,691,481     2,778,441      2,923,557       2,937,137      2,667,880

Money Market Division
    Accumulation Unit Value:
    Beginning of Period                        $2.156         $2.063        $2.007         $1.976          $1.936
    End of Period                             $2.241         $2.156         $2.063         $2.007         $1.976

    Number of Accumulation Units
    Outstanding, End of Period                7,029,739     7,896,022      8,608,326       7,614,186      8,478,941

Balanced Division
    Accumulation Unit Value:
    Beginning of Period                        $4.290         $3.436        $3.480         $3.216          $3.092
    End of Period                             $4.806         $4.290         $3.436         $3.480         $3.216

    Number of Accumulation Units
    Outstanding, End of Period              48,457,793     52,575,295      59,200,252     63,940,609    62,756,051

Growth and Income Stock Division
    Accumulation Unit Value:
    Beginning of Period**                      $1.287         $0.994        $1.000           --              --
    End of Period                             $1.525         $1.287         $0.994           --              --

    Number of Accumulation Units
    Outstanding, End of Period                7,054,484     5,605,215      3,129,287         --              --

Growth Stock Division
    Accumulation Unit Value:
    Beginning of Period**                      $1.300         $1.006        $1.000           --              --
    End of Period                             $1.552         $1.300         $1.006           --              --

    Number of Accumulation Units
    Outstanding, End of Period                4,845,965     2,970,905      1,311,686         --              --

Aggressive Growth Stock Division
    Accumulation Unit Value:
    Beginning of Period*                      $2.743         $1.994          $1.915         $1.628        $1.556
    End of Period                             $3.188         $2.743         $1.994         $1.915         $1.628

    Number of Accumulation Units
    Outstanding, End of Period              21,479,837     19,083,707      17,290,856     11,319,698      7,939,571

High Yield Bond Division
    Accumulation Unit Value:
    Beginning of Period**                      $1.178         $1.022        $1.000           --              --
    End of Period                             $1.394         $1.178         $1.022           --              --

    Number of Accumulation Units
    Outstanding, End of Period                2,456,295     1,609,770      1,215,989         --              --

International Equity Division
    Accumulation Unit Value:
    Beginning of Period***                    $1.380         $1.220         $1.236         $1.000          --
    End of Period                             $1.649         $1.380         $1.220         $1.236            --

    Number of Accumulation Units
    Outstanding, End of Period              22,132,206     21,338,267      21,538,113     8,548,091          --


                                               1991            1990           1989          1988           1987
                                               ----            ----           ----          ----           ----
Index 500 Stock Division
    Accumulation Unit Value:
    Beginning of Period*                      $1.000         $1.000            --             --            --
    End of Period                             $1.280         $1.000            --             --            --

    Number of Accumulation Units
    Outstanding, End of Period                2,593,051       30,451           --             --            --

Select Bond Division
    Accumulation Unit Value:
    Beginning of Period                       $4.052         $3.787        $3.368         $3.144          $3.214
    End of Period                             $4.677         $4.052         $3.787         $3.368         $3.144

    Number of Accumulation Units
    Outstanding, End of Period                2,087,901     1,970,476      2,102,874       1,106,292       923,256

Money Market Division
    Accumulation Unit Value:
    Beginning of Period                       $1.855         $1.739        $1.615         $1.526          $1.454
    End of Period                             $1.936         $1.855         $1.739         $1.615         $1.526

    Number of Accumulation Units
    Outstanding, End of Period                9,098,558     10,506,714      8,094,998     7,909,585      5,326,926

Balanced Division
    Accumulation Unit Value:
    Beginning of Period                       $2.526         $2.531        $2.217         $2.060          $1.978
    End of Period                             $3.092         $2.526         $2.531         $2.217         $2.060

    Number of Accumulation Units
    Outstanding, End of Period              59,013,262     58,632,612      59,790,768     56,485,511    49,472,803

Growth and Income Stock Division
    Accumulation Unit Value:
    Beginning of Period**                         --             --            --             --              --
    End of Period                                 --             --            --             --              --

    Number of Accumulation Units
    Outstanding, End of Period                    --             --            --             --              --

Growth Stock Division
    Accumulation Unit Value:
    Beginning of Period**                         --             --            --             --              --
    End of Period                                 --             --            --             --              --

    Number of Accumulation Units
    Outstanding, End of Period                    --             --            --             --              --

Aggressive Growth Stock Division
    Accumulation Unit Value:
    Beginning of Period*                      $1.010         $1.000            --             --              --
    End of Period                             $1.556         $1.010            --             --              --

    Number of Accumulation Units
    Outstanding, End of Period                3,208,965       81,406           --             --              --

High Yield Bond Division
    Accumulation Unit Value:
    Beginning of Period**                         --             --            --             --              --
    End of Period                                 --             --            --             --              --

    Number of Accumulation Units
    Outstanding, End of Period                    --             --            --             --              --

International Equity Division
    Accumulation Unit Value:
    Beginning of Period***                        --             --            --             --              --
    End of Period                                 --             --            --             --              --

    Number of Accumulation Units
    Outstanding, End of Period                    --             --            --             --              --




* The initial investments in Index 500 Stock Division and the Aggressive Growth Stock Division were made on December 12, 1990.
** The initial investments in the Growth and Income Stock Division, Growth Stock Division and High Yield Bond Division were made on May 3, 1994.
*** The initial investment in the International Equity Division was made on April 30, 1993.

                               ACCUMULATION UNIT VALUES
                     CONTRACTS ISSUED PRIOR TO DECEMBER 17, 1981
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                                                                  FOR THE YEARS ENDED DECEMBER 31
                                             -----------------------------------------------------------------------
                                                1996          1995           1994           1993           1992
                                                ----          ----           ----           ----           ----
Index 500 Stock Division
    Accumulation Unit Value:
    Beginning of Period*                      $2.042         $1.499          $1.492         $1.370        $1.287
    End of Period                             $2.488         $2.042          $1.499         $1.492        $1.370

    Number of Accumulation Units
    Outstanding, End of Period                9,600,286     10,111,615    10,735,943     12,320,684       242,871

Select Bond Division
    Accumulation Unit Value:
    Beginning of Period                        $6.520         $5.515        $5.719         $5.222          $4.918
    End of Period                              $6.685         $6.520        $5.515         $5.719          $5.222

    Number of Accumulation Units
    Outstanding, End of Period                1,215,131     1,172,420      1,266,751       1,389,667      1,411,347

Money Market Division
    Accumulation Unit Value:
    Beginning of Period                        $2.312         $2.201        $2.131         $2.088          $2.035
    End of Period                              $2.416         $2.312        $2.201         $2.131          $2.088

    Number of Accumulation Units
    Outstanding, End of Period                1,103,625     1,264,988      1,020,911        788,050      1,231,018

Balanced Division
    Accumulation Unit Value:
    Beginning of Period                        $4.601         $3.667        $3.695         $3.398          $3.250
    End of Period                              $5.180         $4.601        $3.667         $3.695          $3.398

    Number of Accumulation Units
    Outstanding, End of Period                4,743,812     5,651,599      6,525,821       7,060,303      8,324,438

Growth and Income Stock Division
    Accumulation Unit Value:
    Beginning of Period**                      $1.298         $0.997          --             --              --
    End of Period                              $1.546         $1.298          --             --              --

    Number of Accumulation Units
    Outstanding, End of Period                69,566           9,498          --             --              --

Growth Stock Division
    Accumulation Unit Value:
    Beginning of Period**                      $1.311         $1.009          --             --              --
    End of Period                              $1.573         $1.311          --             --              --

    Number of Accumulation Units
    Outstanding, End of Period                 118,168         1,782          --             --              --

Aggressive Growth Stock Division
    Accumulation Unit Value:
    Beginning of Period*                      $2.813         $2.035          $1.945         $1.645        $1.564
    End of Period                             $3.286         $2.813          $2.035         $1.945        $1.645

    Number of Accumulation Units
    Outstanding, End of Period                 890,850        861,229       805,409        602,390         459,581

High Yield Bond Division
    Accumulation Unit Value:
    Beginning of Period**                     $1.188         $1.025            --             --            --
    End of Period                             $1.412         $1.188            --             --            --

    Number of Accumulation Units
    Outstanding, End of Period                 428,588         --              --             --            --

International Equity Division
    Accumulation Unit Value:
    Beginning of Period***                    $1.398         $1.230          $1.240         $1.000          --
    End of Period                             $1.680         $1.398          $1.230         $1.240          --

    Number of Accumulation Units
    Outstanding, End of Period              1,332,812      1,166,796       1,529,309       912,421          --



                                               1991            1990           1989          1988           1987
                                                ----           ----           ----          ----           ----
Index 500 Stock Division
    Accumulation Unit Value:
    Beginning of Period*                       $1.000         $1.000          --             --              --
    End of Period                              $1.287         $1.000          --             --              --

    Number of Accumulation Units
    Outstanding, End of Period                 33,349         13,511          --             --              --

Select Bond Division
    Accumulation Unit Value:
    Beginning of Period                        $4.239         $3.943        $3.488         $3.241          $3.296
    End of Period                              $4.918         $4.239        $3.943         $3.488          $3.241

    Number of Accumulation Units
    Outstanding, End of Period                1,590,698     1,590,884      1,854,807      1,879,354      2,070,201

Money Market Division
    Accumulation Unit Value:
    Beginning of Period                        $1.940         $1.810        $1.673         $1.573          $1.491
    End of Period                              $2.035         $1.940        $1.810         $1.673          $1.573

    Number of Accumulation Units
    Outstanding, End of Period                1,393,920     2,143,153      1,590,479       1,832,118      1,594,403

Balanced Division
    Accumulation Unit Value:
    Beginning of Period                        $2.642         $2.635        $2.296         $2.123          $2.028
    End of Period                              $3.250         $2.642        $2.635         $2.296          $2.123

    Number of Accumulation Units
    Outstanding, End of Period                8,795,056     9,637,964      11,002,773     11,609,029    12,552,456

Growth and Income Stock Division
    Accumulation Unit Value:
    Beginning of Period**                        --             --            --             --              --
    End of Period                                --             --            --             --              --

    Number of Accumulation Units
    Outstanding, End of Period                   --             --            --             --              --

Growth Stock Division
    Accumulation Unit Value:
    Beginning of Period**                        --             --            --             --              --
    End of Period                                --             --            --             --              --

    Number of Accumulation Units
    Outstanding, End of Period                   --             --            --             --              --

Aggressive Growth Stock Division
    Accumulation Unit Value:
    Beginning of Period*                      $1.010         $1.000           --             --              --
    End of Period                             $1.564         $1.010           --             --              --

    Number of Accumulation Units
    Outstanding, End of Period                262,149         9,478           --             --              --

High Yield Bond Division
    Accumulation Unit Value:
    Beginning of Period**                        --             --            --             --              --
    End of Period                                --             --            --             --              --

    Number of Accumulation Units
    Outstanding, End of Period                   --             --            --             --              --

International Equity Division
    Accumulation Unit Value:
    Beginning of Period***                       --             --            --             --              --
    End of Period                                --             --            --             --              --

    Number of Accumulation Units
    Outstanding, End of Period                   --             --            --             --              --




* The initial investments in the Index 500 Stock Division and Aggressive Growth Stock Division were made on December 12, 1990.
** The initial investments in the Growth and Income Stock Division, Growth Stock Division and High Yield Bond Division were made on May 3, 1994.
*** The initial investment in the International Equity Division was made on April 30, 1993.

THE COMPANY

    The Northwestern Mutual Life Insurance Company was organized by a special act of the Wisconsin Legislature in 1857. It is the nation's sixth largest life insurance company, based on total assets in excess of $62 billion on December 31, 1996, and is licensed to conduct a conventional life insurance business in the District of Columbia and in all states of the United States. Northwestern Mutual Life sells life and disability income insurance policies and annuity contracts through its own field force of approximately 6,000 full time producing agents. The Home Office of Northwestern Mutual Life is located at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

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NML VARIABLE ANNUITY ACCOUNT A

    The Account was established on February 14, 1968 by the Board of Trustees of Northwestern Mutual Life in accordance with the provisions of the Wisconsin insurance law to facilitate the issuance of the Contracts.

    The Account has nine Divisions. Considerations paid to Northwestern Mutual Life to provide variable benefits under the Contracts are allocated to one or more of the Divisions as directed by the Owner of the Contract. Assets allocated to the Index 500 Stock, Select Bond, Money Market, Balanced, Growth and Income Stock, Growth Stock, Aggressive Growth Stock, High Yield Bond and International Equity Divisions are simultaneously invested in shares of the corresponding Portfolios of Northwestern Mutual Series Fund, Inc.

    Under Wisconsin law, the income, gains or losses, realized or unrealized, of the Account are credited to or charged against the Account in accordance with the Contracts, without regard to other income, gains or losses of Northwestern Mutual Life. The assets of the Account are owned by Northwestern Mutual Life and it is not a trustee with respect thereto. However, such assets are not chargeable with any liabilities arising out of any other separate account or other business of Northwestern Mutual Life. All obligations arising under the Contracts are general obligations of Northwestern Mutual Life. Shares of the Fund held in the Account will be voted in the discretion of Northwestern Mutual Life.
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THE FUND

    Northwestern Mutual Series Fund, Inc. is a mutual fund of the series type registered under the Investment Company Act of 1940 as an open-end diversified management investment company. The Fund is composed of nine separate portfolios which operate as separate mutual funds. The portfolios are the Index 500 Stock Portfolio, the Select Bond Portfolio, the Money Market Portfolio, the Balanced Portfolio, the Growth and Income Stock Portfolio, the Growth Stock Portfolio, the Aggressive Growth Stock Portfolio, the High Yield Bond Portfolio and the International Equity Portfolio. Shares of each Portfolio of the Fund will be purchased by the corresponding Division of the Account at net asset value, that is, without any sales charge.

    Northwestern Mutual Investment Services, Inc. ("NMIS"), a wholly-owned subsidiary of Northwestern Mutual Life, is the investment adviser to the Fund. Northwestern Mutual Life provides certain personnel and facilities utilized by NMIS in performing its investment advisory functions, and Northwestern Mutual Life is a party to the investment advisory agreement. J.P. Morgan Investment Management, Inc. and Templeton Investment Counsel, Inc. have been retained under investment sub-advisory agreements to provide investment advice to the Growth and Income Stock Portfolio and the International Equity Portfolio, respectively.

    FOR MORE INFORMATION REGARDING THE FUND AND ITS PORTFOLIOS, INCLUDING INFORMATION ABOUT THEIR INVESTMENT OBJECTIVES AND EXPENSES, SEE THE PROSPECTUS FOR THE FUND ATTACHED HERETO. AN INVESTOR SHOULD READ THE FUND'S PROSPECTUS CAREFULLY BEFORE INVESTING IN THE CONTRACTS.
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THE CONTRACTS

PURCHASE PAYMENTS UNDER THE CONTRACTS

AMOUNT AND FREQUENCY Purchase payments may be paid monthly, quarterly, semiannually, annually or on any other frequency acceptable to Northwestern Mutual Life.

    For Back Load Contracts the minimum amount for each purchase payment is $25. Northwestern Mutual Life will accept larger purchase payments than due, or payments at other times, but total purchase payments under any Contract may not exceed $5,000,000 without the consent of Northwestern Mutual Life. For Front Load Contracts the minimum initial purchase payment is $10,000. The minimum amount for each subsequent purchase payment is $25 for all Contracts.

    Purchase payments may not exceed the applicable limits of the Code. See "Federal Income Taxes", p. 13.

APPLICATION OF PURCHASE PAYMENTS Net purchase payments, after deduction of any sales load, are credited by Northwestern Mutual Life to the Account and allocated to one or more Divisions in accordance with the direction of the Owner. Assets allocated to each Division will thereupon be invested in shares of the Portfolio which corresponds to that Division.

    Purchase payments are applied to provide "Accumulation Units" in one or more Divisions. Accumulation Units represent the interest of an Owner in the Account. The number of Accumulation Units provided by each net purchase payment is determined by dividing the amount of the purchase payment to be allocated to a Division by the value of an Accumulation Unit in that Division, based upon the valuation of the assets of the Division next following receipt of the purchase payment at the Home Office of Northwestern Mutual Life. Receipt of purchase payments at a lockbox facility designated by Northwestern Mutual Life will be considered the same as receipt at the Home Office. Assets are valued as of the close of trading on the New York Stock Exchange for each day the Exchange is open, and at any other time required by the Investment Company Act of 1940.

    The number of an Owner's Accumulation Units will be increased by additional purchase payments or transfers into the Account and decreased by withdrawals or transfers out of the Account. The investment experience of the Account does not change the number (as distinguished from the value) of Accumulation Units.

    The value of an Accumulation Unit in each Division varies with the investment experience of the Division (which in turn is determined by the investment experience of the corresponding Portfolio of the Fund), and is determined by multiplying the value on the immediately preceding valuation date by the net investment factor for the Division. (See "Net Investment Factor", below.) Since the Owner bears the investment risk, there is no guarantee as to the aggregate value of Accumulation Units; such value may be less than, equal to or more than the cumulative net purchase payments.

    All or part of a purchase payment may be directed to the Guaranteed Interest Fund and invested on a fixed basis. See "The Guaranteed Interest Fund", p. 13.

NET INVESTMENT FACTOR

    For each Division the net investment factor for any period ending on a valuation date is 1.000000 plus the net investment rate for the Division for that period. Under the Contract the net investment rate is related to the assets of the Division. However, since all amounts are simultaneously invested in shares of the corresponding Portfolio when allocated to the Division, calculation of the net investment rate for each of the Divisions may also be based upon the change in value of a single share of the corresponding Portfolio.

    Thus, for example, in the case of the Balanced Division the net investment rate is equal to (a) the change in the net asset value of a Balanced Portfolio share for the period from the immediately preceding valuation date up to and including the current valuation date, plus the per share amount of any dividends and other distributions made by the Balanced Portfolio during the valuation period, less a deduction for any applicable taxes or for any expenses resulting from a substitution of securities, (b) divided by the net asset value of a Balanced Portfolio share on the valuation date immediately preceding the current valuation date, (c) less an adjustment to provide for the deduction for mortality rate and expense risks assumed by Northwestern Mutual Life. (See "Deductions", p. 14.) A penalty tax will apply to premature payments of Contract benefits. A penalty tax of 10% of the amount of the payment which is includible in income will be imposed on non-exempt withdrawals under individual retirement annuities, tax deferred annuities and nonqualified deferred annuities. Payments which are exempt from the penalty tax include payments upon disability, after age 59-1/2 or as substantially equal periodic payments for life.

    Investment income and realized capital gains will be received in the form of dividend and capital gain distributions upon Portfolio shares held by each Division; such distributions will be reinvested in additional shares of the same Portfolio. Unrealized capital gains and realized and unrealized capital losses will be reflected by changes in the value of the shares held by the Account.

BENEFITS PROVIDED UNDER THE CONTRACTS

    The benefits provided under the Contracts consist of a withdrawal amount, a death benefit and a maturity benefit. Subject to the restrictions noted below, all of these benefits may be paid in a lump sum or under the payment plans described below.

WITHDRAWAL AMOUNT On or prior to the maturity date the Owner is entitled to withdraw the Accumulation Units credited to his Contract and receive the value thereof less the applicable withdrawal charge. (See "Withdrawal Charge", p. 15.) The value, which may be either greater or less than the amount paid by the Owner, is determined as of the valuation date coincident with or next following receipt by Northwestern Mutual Life of a written request for withdrawal on a form provided by Northwestern Mutual Life. The forms are available from the Home Office and agents of Northwestern Mutual Life. A portion of the Accumulation Units may be withdrawn on the same basis, except Northwestern Mutual Life will not grant a partial withdrawal which would result in less than 100 Accumulation Units remaining; a request for such a partial withdrawal will be treated as a request to surrender the entire Contract. Amounts distributed to an Annuitant upon withdrawal of all or a portion of Accumulation Units may be subject to federal income tax. (See "Federal Income Taxes", p. 13.) A 10% penalty tax may be imposed on the taxable portion of premature payments of benefits (prior to age 59-1/2 or disability) unless payments are made after the employee separates from service and payments are either paid in substantially equal installments over the life or life expectancy of the employee or are paid on account of early retirement after age 55.

    If annuity payments are being made under Payment Plan 1 the payee may surrender the Contract and receive the value of the Annuity Units credited to his Contract, less the applicable withdrawal charge. (See "Withdrawal Charge", p. 15.) Upon death during the certain period of the payee under Plan 2 or both payees under Plan 3, the beneficiary may surrender the Contract and receive the withdrawal value of the unpaid payments for the certain period. The withdrawal value is based on the Annuity Unit value on the withdrawal date, with the unpaid payments discounted at the Assumed Investment Rate. (See "Description of Payment Plans", below.)

DEATH BENEFIT Upon the death of the Annuitant prior to the maturity date, Northwestern Mutual Life will pay to the direct beneficiary a death benefit equal to the Contract value, as of the valuation date coincident with or next following the date on which proof of death is received at the Home Office of Northwestern Mutual Life or, if later, the date on which a method of payment is elected. If death occurs prior to the Annuitant's 65th birthday the death benefit, where permitted by state law, will be not less than the amount of purchase payments received by Northwestern Mutual Life under the Contract, less withdrawals. The death benefit may be paid either in a lump sum or under a payment plan.

MATURITY BENEFIT Purchase payments under the Contract are payable until the maturity date specified in the Contract. Any date up to age 90 may be selected as the maturity date, subject to applicable requirements of the Code. On the maturity date, if no other permissible payment plan has been elected, the maturity date will be changed to the Contract anniversary nearest the Annuitant's 90th birthday. On that date, if no other permissible payment plan has been elected, the value of the Contract will be paid in monthly payments for life under a variable payment plan with payments certain for ten years.

VARIABLE PAYMENT PLANS

    Part or all of the benefits under a Contract may be paid under a variable payment plan. Under a variable plan the payee bears the entire investment risk, since no guarantees of investment return are made. Accordingly, there is no guarantee of the amount of the variable payments, and the amount of such payments can be expected to change from month to month. For a discussion of tax considerations and limitations regarding the election of payment plans, see "Federal Income Taxes", p. 13.

DESCRIPTION OF PAYMENT PLANS  The following payment plans are available:

         1. PAYMENTS FOR A CERTAIN PERIOD. An annuity payable monthly for a specified period of five to 30 years.

         2. LIFE ANNUITY WITH OR WITHOUT CERTAIN PERIOD. An annuity payable monthly until the payee's death, or until the expiration of a selected certain period, whichever is later. After the payee's death during the certain period, if any, payments becoming due are paid to the designated contingent beneficiary. A certain period of either 10 or 20 years may be selected, or a plan with no certain period may be chosen.

         3. JOINT AND SURVIVOR LIFE ANNUITY WITH CERTAIN PERIOD. An annuity payable monthly for a certain period of 10 years and thereafter to two persons for their joint lives. On the death of either payee, payments continue for the remainder of the 10 years certain or the remaining lifetime of the survivor, whichever is longer.

    Northwestern Mutual Life may limit the election of a payment plan to one that results in payments of at least $20.

    From time to time Northwestern Mutual Life may establish payment plan rates with greater actuarial value than those stated in the Contract and make them available at the time of settlement. Northwestern Mutual Life may also make available other payment plans, with provisions and rates as published by Northwestern Mutual Life for those plans.

AMOUNT OF ANNUITY PAYMENTS The amount of the first annuity payment will be determined on the basis of the particular payment plan selected, the annuity payment rate and, for plans involving life contingencies, the Annuitant's adjusted age. Variable annuity payments after the first will vary from month to month to reflect the fluctuating value of the Annuity Units credited to the Contract. Annuity Units represent the interest of the Contract in each Division of the Account after annuity payments begin.

ASSUMED INVESTMENT RATE The variable annuity rate tables for the Contracts are based upon an Assumed Investment Rate of 3 1/2%. Variable annuity rate tables based upon an Assumed Investment Rate of 5% are also available where permitted by state law.

    The Assumed Investment Rate affects both the amount of the first variable payment and the amount by which subsequent payments increase or decrease. The Assumed Investment Rate does not affect the actuarial value of the future payments as of the date when payments begin, though it does affect the actual amount which may be received by an individual Annuitant.

    Over a period of time, if each Division achieved a net investment result exactly equal to the Assumed Investment Rate applicable to a particular payment plan, the amount of annuity payments would be level. However, if the Division achieved a net investment result greater than the Assumed Investment Rate, the amount of annuity payments would increase. Similarly, if the Division achieved a net investment result smaller than the Assumed Investment Rate, the amount of annuity payments would decrease.

    A higher Assumed Investment Rate will result in a larger initial payment but more slowly rising and more rapidly falling subsequent payments than a lower Assumed Investment Rate.

ADDITIONAL INFORMATION

TRANSFERS BETWEEN DIVISIONS AND PAYMENT PLANS The Contracts provide considerable flexibility for Owners to change the allocation of purchase payments among the Divisions and to transfer values from one Division to another both before and after annuity payments begin. In order to take full advantage of these features Owners should carefully consider, on a continuing basis, which Division or apportionment is best suited to their long-term investment needs.

    A Contract Owner may at any time change the allocation of purchase payments among the Divisions by written notice to Northwestern Mutual Life. Purchase payments received at the Home Office of Northwestern Mutual Life on and after the date on which the notice is received will be applied to provide Accumulation Units in one or more Divisions on the basis of the new allocation.

    Before the effective date of a payment plan the owner may, upon written request, transfer Accumulation Units from one Division to another. After the effective date of a payment plan the payee may transfer Annuity Units from one Division to another. The number of Accumulation or Annuity Units to be credited will be adjusted to reflect the respective value of the Accumulation and Annuity Units in each of the Divisions. For Accumulation Units the minimum amount which may be transferred is the lesser of $100 or the entire value of the Accumulation Units in the Division from which the transfer is being made. For each transfer beginning with the thirteenth in any Contract year a transfer fee of $25 may be deducted from the amount transferred. No charge is currently being made for transfers.

    Owners who contemplate the transfer of funds from one Division to another should consider the risk inherent in a switch from one investment medium to another. In general, frequent transfers based on short-term expectations for the stock and bond markets, especially transfers of large sums, will tend to accentuate the danger that a transfer will be made at an inopportune time.

    Amounts which have been invested on a fixed basis may be transferred to any Division of the Account, and the value of Accumulation Units in any Division of the Account may be transferred to the Guaranteed Interest Fund for investment on a fixed basis, subject to the restrictions described in the Contract. See "The Guaranteed Interest Fund", p. 13.

    After the effective date of a payment plan which does not involve a life contingency (i.e., Plan 1) a payee may transfer to either form of life annuity at no charge. The value of the remaining payments will be applied to the new plan selected, with the amount of the first annuity payment under the new plan being determined on the basis of the particular plan selected, the annuity payment rate and the Annuitant's adjusted age and sex. Subsequent payments will vary to reflect changes in the value of the Annuity Units credited. Other transfers between payment plans are permitted subject to such limitations as Northwestern Mutual Life may reasonably determine. Generally, however, transfer is not permitted from a payment plan involving a life contingency to a payment plan which does not involve the same life contingency.

    Transfers from the Money Market Division may be made at any time while a payment plan is in force. The Contracts provide that transfers between the other Divisions and transfers between payment plans may be made after the payment plan has been in force for at least 90 days and thereafter whenever at least 90 days have elapsed since the date of the last transfer. At present Northwestern Mutual Life permits transfers at any time. The transfer will be made as of the close of business on the valuation date coincident with or next following the date on which the request for transfer is received at the Home Office of Northwestern Mutual Life, or at a later date if requested.

GENDER-BASED ANNUITY PAYMENT RATES Federal law, and the laws of certain states, may require that annuity considerations and annuity payment rates be determined without regard to the sex of the Annuitant. Because the Contracts are offered for use with HR-10 Plans where these rules may have general application, the annuity payment rates in the Contracts do not distinguish between male and female Annuitants. However, Contracts with sex-distinct rates are available on request. Prospective purchasers of the Contracts are urged to review any questions in this area with qualified counsel.

OWNERS OF THE CONTRACTS The Owner of the Contract has the sole right to exercise all rights and privileges under the Contract, except as the Contract otherwise provides. The Owner is ordinarily the retirement plan, but may be the employer or the Annuitant or other person. The Annuitant is the person upon whose life the Contract is issued and Contract benefits depend. Following the death of the Annuitant any remaining Contract benefits are payable to a beneficiary or contingent beneficiary named in the Contract.

DISABILITY PROVISION A Contract may include, as an optional benefit, a provision under which Northwestern Mutual Life will continue to pay purchase payments during the total disability of the Annuitant. Each Contract containing this provision specifies the additional cost of such benefit.

DEFERMENT OF BENEFIT PAYMENTS Northwestern Mutual Life reserves the right to defer determination of the withdrawal value of the Contracts, or the payment of benefits under a variable payment plan, until after the end of any period during which the right to redeem Fund shares is suspended, or payment of the redemption value is postponed, and for any period during which the New York Stock Exchange is closed or trading thereon is restricted or an emergency exists, so that valuation of the assets of the Fund or disposal of securities held by it is not reasonably practical; or as such deferment is otherwise permitted by applicable law.

DIVIDENDS The Contracts share in the divisible surplus of Northwestern Mutual Life, except while payments are being made under a variable payment plan. The divisible surplus of Northwestern Mutual Life is determined annually for the following year. State law requires that the surplus be distributed equitably among participating contracts. Distributions of divisible surplus are commonly referred to as "dividends".

    Northwestern Mutual Life is paying dividends on approximately 13% of its inforce variable annuity contracts in 1997. Dividends are not guaranteed to be paid in future years. The dividend amount is volatile since it is based on the average variable Contract value which is defined as the value of the Accumulation units on the last Contract anniversary adjusted to reflect any transactions since that date which increased or decreased the Contract's interest in the Account.


    Dividends on variable annuities arise principally as a result of more favorable expense experience than that assumed in determining deductions. Such favorable experience is generated primarily by older and/or larger Contracts, which have a mortality rate and expense risk charge of at least 0.75%.
In general, Contracts with an average variable Contract value of less than $30,000 will not receive dividends, and only about half of those with a value above $30,000 will receive them. The expected total dividend payout for 1997 is about 0.18% of the total separate account assets that support individual variable annuities. The maximum dividend payable on a specific contract is about 0.70%.

    Any dividend for a Contract is paid on the anniversary date of that Contract. The dividend is applied as a net purchase payment unless the Owner elects to have the dividend paid in cash.

SUBSTITUTION AND CHANGE Pursuant to authority of the Board of Trustees of Northwestern Mutual Life (a) the assets of a Division may be invested in securities other than Fund shares as a substitute for such shares already purchased or as the securities to be purchased in the future, or (b) the provisions of the Contracts may be modified to assure qualification for the benefits provided by the provisions of the Internal Revenue Code relating to retirement annuity or variable annuity contracts, or to comply with any other applicable federal or state laws. In the event of any such substitution or change, Northwestern Mutual Life may make appropriate endorsement on Contracts having an interest in the Account and take such other action as may be necessary to effect the substitution or change.

FIXED ANNUITY PAYMENT PLANS Contract benefits may also be paid under fixed annuity payment plans which are not described in this Prospectus. If a fixed annuity is selected the Accumulation Units credited to a Deferred Contract will be cancelled, the withdrawal value of the Contract will be transferred to the general account of Northwestern Mutual Life, and the payee will no longer have any interest in the Account. A withdrawal charge may be applicable in determining the withdrawal value. (See "Withdrawal Amount", p. 10, and "Withdrawal Charge", p. 15.)

FINANCIAL STATEMENTS Financial statements of the Account and financial statements of Northwestern Mutual Life appear in the Statement of Additional Information.

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THE GUARANTEED INTEREST FUND

    Contract Owners may direct all or part of their purchase payments to the Guaranteed Interest Fund for investment on a fixed basis. Amounts previously invested in the Account Divisions may be transferred to the Guaranteed Interest Fund, prior to the maturity date, and amounts in the Guaranteed Interest Fund may be transferred to the Account Divisions subject, in each case, to the restrictions described in the Contract.

    Amounts invested in the Guaranteed Interest Fund become part of the general assets of Northwestern Mutual Life. In reliance on certain exemptive and exclusionary provisions, interests in the Guaranteed Interest Fund have not been registered under the Securities Act of 1933 and the Guaranteed Interest Fund has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Guaranteed Interest Fund nor any interests therein are generally subject to these Acts. Northwestern Mutual Life has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Guaranteed Interest Fund. This disclosure, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

    Amounts invested in the Guaranteed Interest Fund earn interest at rates declared by Northwestern Mutual Life from time to time. The interest rate will be guaranteed for each amount for at least one year and will be at an annual effective rate of not less than 3%. At the expiration of the period for which the interest rate is guaranteed a new interest rate may apply. Interest is credited and compounded daily. The effective date for a transaction involving the Guaranteed Interest Fund is determined in the same manner as the effective date for a transaction involving a Division of the Account.

    Investments in the Guaranteed Interest Fund are subject to a maximum of $1,000,000 without prior consent of Northwestern Mutual Life. To the extent that a purchase payment or transfer from a Division of the Account causes the Contract's interest in the Guaranteed Interest Fund to exceed $1,000,000, the amount of the excess will be placed in the Money Market Division and will remain there until the Contract Owner instructs otherwise.

    Transfers from the Guaranteed Interest Fund to the Account Divisions are subject to strict limits described in the Contract. After a transfer from the Guaranteed Interest Fund no further transfers either to or from the Guaranteed Interest Fund will be allowed for a period of 365 days. The maximum amount that maybe transferred from the Guaranteed Interest Fund in one transfer is the greater of (1) 20% of the amount that was invested in the Guaranteed Interest Fund as of the last Contract anniversary preceding the transfer and (2) the amount of the most recent transfer from the Guaranteed Interest Fund. But in no event will this maximum transfer amount be less than $1,000 or more than $50,000.

    The deduction for mortality rate and expense risks, as described below, is not assessed against amounts in the Guaranteed Interest Fund, and amounts in the Guaranteed Interest Fund do not bear any expenses of Northwestern Mutual Series Fund, Inc. Other charges under the Contracts apply for amounts in the Guaranteed Interest Fund as they are described in this prospectus for amounts invested on a variable basis. See "Deductions", p. 14. For purposes of allocating and deducting the annual Contract fee, any investment in the Guaranteed Interest Fund is considered as though it were an investment of the same amount in one of the Account Divisions.

--------------------------------------------------------------------------------
FEDERAL INCOME TAXES
TAXATION OF CONTRACT BENEFITS

    The Contracts are offered only for use under tax-qualified plans meeting the requirements of Sections 401 and 403(a) of the Code. However, in the event Contracts should be issued pursuant to HR-10 Plans, trusts or custodial accounts which at the time of issuance are not qualified under the Code, some or all of the tax benefits described herein may be lost.

    No tax is payable as a result of any increase in the value of a Contract until benefits from the Contract are received. Benefits received as annuity payments will be taxable as ordinary income when received in accordance with
Section 72 of the Code. As a general rule, where an employee makes nondeductible contributions to the Plan, the payee may exclude from income that portion of each benefit payment which represents a return of the employee's "investment in the contract" as defined in Section 72 until the entire "investment in the contract" is recovered. A 15% penalty tax may be imposed after 1999 on aggregate payments in excess of certain annual limits and a 50% penalty tax may be imposed on payments to the extent they are less than certain required minimum amounts. In addition, a 10% penalty tax may be imposed on benefits paid in excess of the benefits provided under the Plan formula if the payee is or was a "5% owner" of the employer while a participant in the Plan.

    Benefits paid in a form other than an annuity will be taxed as ordinary income when received except for that portion of the payment, if any, which represents a return of the employee's "investment in the contract." Benefits received as a "lump sum distribution" may be eligible for a separate tax averaging calculation and, with certain limited exceptions, all benefits are subject to the tax-free rollover provisions of the Code. A 10% penalty tax may be imposed on the taxable portion of premature payments of benefits (prior to age 59-1/2 or disability) unless payments are made after the employee separates from service and payments are either paid in substantially equal installments over the life or life expectancy of the employee or are paid on account of early retirement after age 55 or unless payments are made for medical expenses in excess of 7.5% of the employee's Adjusted Gross Income or for reimbursement of health insurance premiums paid while the employee was unemployed.

    A loan from the Plan to an employee, other than an owner-employee, may be taxable as ordinary income depending on the amount and terms of the loan. A loan to an owner-employee is a prohibited transaction under the Code and could disqualify the Plan.

    Benefit payments will be subject to mandatory 20% withholding unless (1) they are rolled over directly to another tax-qualified plan or an individual retirement arrangement, (2) they are paid in substantially equal installments over the life or life expectancy of the employee (or of the employee and the employee's beneficiary) or over a period of 10 years or more, or (3) they are "required minimum distributions."

    The rules governing Plan provisions, payments and deductions and taxation of distributions from such Plans and Trusts, as set forth in the Code and the regulations relating thereto, are complex and cannot be readily summarized. Furthermore, special rules are applicable in many situations, and prospective purchasers desiring to adopt an HR-10 pension or profit-sharing plan or trust are advised to consult qualified tax counsel.

TAXATION OF NORTHWESTERN MUTUAL LIFE

    Northwestern Mutual Life may charge the appropriate Contracts with their shares of any tax liability which may result from the maintenance or operation of the Divisions of the Account. No charge is currently being made. (See "Net Investment Factor", p. 9 and "Deductions", below.)

--------------------------------------------------------------------------------
DEDUCTIONS

    The following deductions will be made:

         1. SALES LOAD. For the Front Load Contract a sales load is deducted from all purchase payments received. The deduction is based on cumulative purchase payments received and the rates in the table below:

         Cumulative Purchase Payments
         Paid Under the Contract                                     Rate

         First $100,000.........................................     4.0%
         Next $400,000..........................................     2.0%
         Next $500,000..........................................     1.0%
       Balance over $1,000,000..................................     0.5%

       2. DEDUCTIONS FOR MORTALITY RATE AND EXPENSE RISKS. The net investment factor (see "Net Investment Factor", p. 9) used in determining the value of Accumulation and Annuity Units reflects a deduction on each valuation date for mortality rate and expense risks assumed by Northwestern Mutual Life. For the Front Load Contract, the deduction from Accumulation Units is at a current annual rate of 0.4% of the assets of the Account, while the deduction from Annuity Units is zero. For the Back Load Contract the deduction is at a current annual rate of 1.25% of the assets of the Account. The deduction may be increased or decreased by the Board of Trustees of Northwestern Mutual Life, but in no event may the deduction exceed an annual rate of .75% for the Front Load Contract and 1.50% for the Back Load Contract. This deduction is the only expense item paid by the Account to date. The Fund pays expenses which are described in the attached prospectus for the Fund.

         The risks assumed by Northwestern Mutual Life are (a) the risk that annuity payments will continue for longer periods than anticipated because the Annuitants as a group live longer than expected, and (b) the risk that the charges made by Northwestern Mutual Life may be insufficient to cover the actual costs incurred in connection with the Contracts. Northwestern Mutual Life assumes these risks for the duration of the Contract.

         The net investment factor also reflects the deduction of any reasonable expenses which may result if there were a substitution of other securities for shares of a Portfolio of the Fund as described under "Substitution and Change", p. 12, and any applicable taxes, i.e., any tax liability paid or reserved for by Northwestern Mutual Life resulting from the maintenance or operation of a Division of the Account, other than applicable premium taxes which may be deducted directly from considerations. It is not anticipated that any deduction will be made for federal income taxes (see "Federal Income Taxes", p. 13), nor is it anticipated that maintenance or operation of the Account will give rise to any deduction for state or local taxes. However, Northwestern Mutual Life reserves the right to charge the appropriate Contracts with their shares of any tax liability which may result under present or future tax laws from the maintenance or operation of the Account or to deduct any such tax liability in the computation of the net investment factor for such Contracts.

         3. CONTRACT FEE. On each Contract anniversary prior to the maturity date a deduction of $30 is made for administrative expenses relating to a Deferred Contract during the prior year. The charge is made by reducing the number of Accumulation Units credited to the Contract. For purposes of allocating and deducting the annual Contract fee, any investment in the Guaranteed Interest Fund is considered as though it were an investment of the same amount in one of the Account Divisions. This charge may not be increased, and is intended only to reimburse Northwestern Mutual Life for its actual administrative expenses. The charge is currently being waived if the Contract value on the Contract anniversary is $50,000 or more.

         4. WITHDRAWAL CHARGE. For the Back Load Contract if Accumulation Units are withdrawn for cash a withdrawal charge for sales expenses will be deducted. The withdrawal charge will be based on the Amount Categories and the Rates in the table below. The amount in each Category is based on cumulative purchase payments made and on the number of Contract anniversaries that have occurred since each purchase payment was made.

    AMOUNT                             AMOUNT
    CATEGORY                 RATE      CATEGORY                 RATE
    --------                 ----      --------                 ----
    Eight...................  8%       Three...................  3%
    Seven...................  7        Two.....................  2
    Six.....................  6        One.....................  1
    Five....................  5        Zero....................  0
    Four....................  4

    The first $100,000 of total purchase payments paid over the life of the Contract start out in Category Eight, the next $400,000 start out in Category Four, the next $500,000 start out in Category Two, and all additional purchase payments paid start out in Category One. As of each Contract anniversary, any amount in a Category moves to the next lower Category until the Contract anniversary on which that amount reaches Category Zero. The total withdrawal charge will be the sum of all the results calculated by multiplying the amount in each Category by the Rate for that Category. The amounts used to calculate the withdrawal charge will be limited to the value of the Contract benefits that are subject to the withdrawal charge. The amounts used will be taken from those Categories that produce the lowest withdrawal charge. However, any amounts used to determine the charge for a partial withdrawal will not be used to determine subsequent withdrawal charges. There is no withdrawal charge on the value of Accumulation Units withdrawn in excess of the total purchase payments paid under the Contract; but in the case of a partial withdrawal, the purchase payments paid under the Contract are deemed to be withdrawn first, except for amounts eligible for the withdrawal charge free amount described in the next paragraph.

         The withdrawal charge free amount is available on a Contract if the Contract value is at least $10,000 on the Contract anniversary preceding a withdrawal. For each Contract year, the withdrawal charge free amount is equal to the lesser of 10% of the Contract value on the last Contract anniversary, and the amount by which the Contract value exceeds cumulative purchase payments as of the date of the withdrawal. Eligible amounts withdrawn meeting these requirements will be taken first from the portion of the Contract value that exceeds cumulative purchase payments. The withdrawal charge for any amounts not included in the withdrawal charge free amount will be based first on the purchase payments that have been paid.

         No withdrawal charge will be made upon the selection of a variable payment plan. However, the withdrawal charge will be made if a withdrawal, or partial withdrawal, is made within five years after the beginning of a variable payment plan which is not contingent on the payee's life (Plan 1). For fixed payment plans the Contract provides for deduction of the withdrawal charge when the payment plan is selected. By current administrative practice Northwestern Mutual Life will waive the withdrawal charge upon selection of a fixed payment plan for a certain period of 12 years or more (Plan 1) or any fixed payment plan which involves a life contingency (Plans 2 or 3) if the payment plan is selected after the Contract has been in force for at least one full year.

         5. PREMIUM TAXES. The Contracts provide for the deduction of applicable premium taxes, if any, from purchase payments or from Contract benefits. Premium taxes are levied by various jurisdictions, and presently range from 0% to 2.25% of total considerations. Many jurisdictions presently exempt from premium taxes annuities such as the Contracts. As a matter of current practice, Northwestern Mutual Life does not deduct premium taxes from purchase payments received under the Contracts or from Contract benefits. However, Northwestern Mutual Life reserves the right to deduct premium taxes in the future.

CONTRACTS ISSUED PRIOR TO MARCH 31, 1995

    For Contracts issued prior to March 31, 1995 and after December 16, 1981 there is no front-end sales load but there is a surrender charge of 8% on the first $25,000 of considerations, 4% on the next $75,000 and 2% on considerations in excess of $100,000, based on total cumulative considerations paid under the Contract. The surrender charge applicable for each consideration reduces by 1% on each Contract anniversary. A surrender charge free corridor is available on the same basis described above for the current Contracts. The charge for mortality and expense risks for those Contracts is 1.25% of the assets of the Account. The annual Contract fee is the lesser of $30 or 1% of the Contract value.

CONTRACTS ISSUED PRIOR TO DECEMBER 17, 1981

    For Contracts issued prior to December 17, 1981 there is no surrender charge, but considerations are subject to a deduction of 8% for sales expenses. The deduction is reduced to 4% on considerations in excess of $5,000 received during a single Contract year as defined in the Contract, 2% on the next $75,000 and 1% on the excess over $100,000. The charge for mortality rate and expense risks for those Contracts is .75% of the assets of the Account, which may be raised to a maximum annual rate of 1%. There is no annual Contract fee.

REDUCED CHARGES FOR EXCHANGE TRANSACTIONS

    As a matter of current practice, owners of fixed dollar annuities previously issued by Northwestern Mutual Life are permitted to exchange those contracts for Front Load or Back Load Contracts without paying a second charge for sales expenses. This rule is subject to a number of exceptions and qualifications and may be changed or withdrawn at any time.

    In general, a $25 administrative charge is made on these exchange transactions and only one such transaction may be effected in any 12-month period. Transactions on this basis are subject to a limit of 20% of the amount held under the fixed annuity contract in any 12-month period, but this limit is presently being waived.

    Amounts exchanged from a fixed contract which provides for a surrender charge are not charged for sales expenses when the exchange is effected and are placed in the same withdrawal charge category under the new Back Load Contract as they were before.

    Exchange proceeds from fixed contracts which have no surrender charge provisions are placed in the 0% withdrawal charge category. As an alternative, exchange proceeds from such a fixed contract may be added to a Front Load Contract or to a Deferred Contract issued prior to December 17, 1981 without any deduction for sales expenses.

    Fixed annuity contracts (which are not described in this prospectus) are available in exchange for the Contracts on a comparable basis.

DISTRIBUTION OF THE CONTRACTS

    The Contracts will be sold through individuals who, in addition to being licensed insurance agents of Northwestern Mutual Life, are registered representatives of Northwestern Mutual Investment Services, Inc., a wholly-owned subsidiary of Northwestern Mutual Life, and a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers. Where state law requires, such agents will also be licensed securities salesmen. Commissions paid to the agents on sales of the Contracts will not exceed 4% of purchase payments.

                        TABLE OF CONTENTS FOR THIS PROSPECTUS

                                                                  PAGE

INDEX OF SPECIAL TERMS . . . . . . . . . . . . . . . . . . . . . . .2
SYNOPSIS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2
   The Contracts . . . . . . . . . . . . . . . . . . . . . . . . . .2
   The Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . .2
   Deductions and Charges. . . . . . . . . . . . . . . . . . . . . .2
   Right to Examine Deferred Contract. . . . . . . . . . . . . . . .2
   Penalty Tax on Premature Payments . . . . . . . . . . . . . . . .2
EXPENSE TABLE. . . . . . . . . . . . . . . . . . . . . . . . . . . .2
ACCUMULATION UNIT VALUES . . . . . . . . . . . . . . . . . . . . . .5
THE COMPANY. . . . . . . . . . . . . . . . . . . . . . . . . . . . .8
NM VARIABLE ANNUITY
   ACCOUNT A . . . . . . . . . . . . . . . . . . . . . . . . . . . .8
THE FUND . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .8
THE CONTRACTS. . . . . . . . . . . . . . . . . . . . . . . . . . . .8
    Purchase Payments Under the Contracts. . . . . . . . . . . . . .8
      Amount and Frequency . . . . . . . . . . . . . . . . . . . . .8
      Application of Purchase Payments . . . . . . . . . . . . . . .9
    Net Investment Factor. . . . . . . . . . . . . . . . . . . . . .9
    Benefits Provided Under the
      Contracts. . . . . . . . . . . . . . . . . . . . . . . . . . .9
        Withdrawal Amount. . . . . . . . . . . . . . . . . . . . . 10
        Death Benefit. . . . . . . . . . . . . . . . . . . . . . . 10
        Maturity Benefit . . . . . . . . . . . . . . . . . . . . . 10
      Variable Payment Plans . . . . . . . . . . . . . . . . . . . 10
        Description of Payment Plans . . . . . . . . . . . . . . . 10
        Amount of Annuity Payments . . . . . . . . . . . . . . . . 11

                                                                 PAGE
        Assumed Investment Rate. . . . . . . . . . . . . . . . . . 11
      Additional Information . . . . . . . . . . . . . . . . . . . 11
        Transfers Between Divisions and
          Payment Plans. . . . . . . . . . . . . . . . . . . . . . 11
        Gender-Based Annuity Payment
          Rates. . . . . . . . . . . . . . . . . . . . . . . . . . 12
        Owners of the Contracts. . . . . . . . . . . . . . . . . . 12
        Disability Provision . . . . . . . . . . . . . . . . . . . 12
        Deferment of Benefit Payments. . . . . . . . . . . . . . . 12
        Dividends. . . . . . . . . . . . . . . . . . . . . . . . . 12
        Substitution and Change. . . . . . . . . . . . . . . . . . 12
        Fixed Annuity Payment Plans. . . . . . . . . . . . . . . . 13
        Financial Statements . . . . . . . . . . . . . . . . . . . 13
THE GUARANTEED INTEREST FUND . . . . . . . . . . . . . . . . . . . 13
FEDERAL INCOME TAXES . . . . . . . . . . . . . . . . . . . . . . . 13
    Taxation of Contract Benefits. . . . . . . . . . . . . . . . . 13
    Taxation of Northwestern Mutual Life . . . . . . . . . . . . . 14
DEDUCTIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
    Contracts Issued Prior to
      March 31, 1995 . . . . . . . . . . . . . . . . . . . . . . . 16
    Contracts Issued Prior to
      December 17, 1981. . . . . . . . . . . . . . . . . . . . . . 16
    Reduced Charges for Exchange
      Transactions . . . . . . . . . . . . . . . . . . . . . . . . 16
DISTRIBUTION OF THE
  CONTRACTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . 17


              TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION

                                                                 PAGE
DISTRIBUTION OF THE
  CONTRACTS. . . . . . . . . . . . . . . . . . . . . . . . . . . .B-2
DETERMINATION OF ANNUITY
  PAYMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . .B-2
    Amount of Annuity Payments . . . . . . . . . . . . . . . . . .B-2
    Annuity Unit Value . . . . . . . . . . . . . . . . . . . . . .B-3
    Illustrations of Variable Annuity
      Payments . . . . . . . . . . . . . . . . . . . . . . . . . .B-3
VALUATION OF ASSETS OF THE
  ACCOUNT. . . . . . . . . . . . . . . . . . . . . . . . . . . . .B-4
TRANSFERABILITY RESTRICTIONS . . . . . . . . . . . . . . . . . . .B-4
EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .B-4

                                                                 PAGE
FINANCIAL STATEMENTS OF THE
  ACCOUNT (for year ended December
   31, 1996) . . . . . . . . . . . . . . . . . . . . . . . . . . .B-5
REPORT OF INDEPENDENT
  ACCOUNTANTS (for year ended December
   31, 1996) . . . . . . . . . . . . . . . . . . . . . . . . . . B-11
FINANCIAL STATEMENTS OF
  NORTHWESTERN MUTUAL LIFE
   (for the three years ended December
   31, 1996) . . . . . . . . . . . . . . . . . . . . . . . . . . B-12
REPORT OF INDEPENDENT
  ACCOUNTANTS (for the three years
   ended December 31, 1996). . . . . . . . . . . . . . . . . . . B-25

    This Prospectus sets forth concisely the information about NML Variable Annuity Account A that a prospective investor ought to know before investing. Additional information about Account A has been filed with the Securities and Exchange Commission in a Statement of Additional Information which is incorporated herein by reference. The Statement of Additional Information is available upon request and without charge from The Northwestern Mutual Life Insurance Company. To receive a copy, return the request form to the address listed below, or telephone (414) 271-1444.


-------------------------------------------------------------------------------
   TO:   The Northwestern Mutual Life Insurance Company

     Annuity and Accumulation Products
       Department, Room E12J
     720 East Wisconsin Avenue
     Milwaukee, WI 53202

    Please send a Statement of Additional Information for NML Variable Annuity Account A to:

     Name
        ----------------------------------------------------------------------

     Address
           -------------------------------------------------------------------

    --------------------------------------------------------------------------

     City                                    State               Zip
        ------------------------------------      --------------    ----------

N O R T H W E S T E R N  M U T U A L  L I F E



INDIVIDUAL VARIABLE ANNUITY CONTRACTS
For Retirement Plans of Self-Employhed Persons and Their Employees



NML VARIABLE ANNUITY ACCOUNT A



NORTHWESTERN MUTUAL SERIES FUND, INC.





P    R    O    S    P    E    C    T    U    S




NORTHWESTERN
MUTUAL LIFE

PO Box 3095
Milwaukee  WI  53201-3095



40902

                       STATEMENT OF ADDITIONAL INFORMATION


                           VARIABLE ANNUITY CONTRACTS
       (for Retirement Plans of Self-Employed Persons and their Employees)

                         NML VARIABLE ANNUITY ACCOUNT A
                                (the "Account"),
                        a separate investment account of
                 The Northwestern Mutual Life Insurance Company
                          ("Northwestern Mutual Life")


--------------------------------------------------------------------------------


               This Statement of Additional Information is not a prospectus but supplements and should be read in conjunction with the prospectus for the Contracts. A copy of the prospectus may be obtained from The Northwestern Mutual Life Insurance Company, 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, telephone number (414) 271-1444.


--------------------------------------------------------------------------------


               The Date of the Prospectus to which this Statement of Additional Information Relates is April 30,
               1997.

               The Date of this Statement of Additional
               Information is April 30, 1997.

                          DISTRIBUTION OF THE CONTRACTS

     The Contracts are offered on a continuous basis exclusively through individuals who, in addition to being life insurance agents of Northwestern Mutual Life, are registered representatives of Northwestern Mutual Investment Services, Inc. ("NMIS").

     NMIS may be considered the underwriter of the Contracts for purposes of the federal securities laws. The following amounts of commissions were paid on sales of the Contracts, including commissions on sales of variable annuity contracts to corporate pension plans, during each of the last three years:

                         Year             Amount
                         ----             ------
                         1996           $1,344,104
                         1995           $1,114,411
                         1994           $1,042,434


                        DETERMINATION OF ANNUITY PAYMENTS

     The following discussion of the method for determining the amount of monthly annuity payments under a variable payment plan is intended to be read in conjunction with these sections of the prospectus for the Contracts: "Variable Payment Plans", p. 10, including "Description of Payment Plans", p. 10, "Amount of Annuity Payments", p. 11, and "Assumed Investment Rate", p. 11; "Dividends",
p. 12; "Net Investment Factor", p. 9; and "Deductions", p. 14.

     AMOUNT OF ANNUITY PAYMENTS   The amount of the first annuity payment under
a variable Payment Plan will be determined on the basis of the particular Payment Plan selected, the annuity payment rate and, for plans involving life contingencies, the Annuitant's adjusted age. The amount of the first payment is the sum of the payments from each Division of the Account determined by applying the appropriate annuity payment rate to the product of the number of Accumulation Units in the Division on the effective date of the Payment Plan and the Accumulation Unit value for the Division on that date. Annuity rates currently in use are based on the 1983 a Table with age adjustment.

     Variable annuity payments after the first will vary from month to month and will depend upon the number and value of Annuity Units credited to the Annuitant. After the effective date of a Payment Plan a Contract will not share in the divisible surplus of Northwestern Mutual Life.

     The number of Annuity Units in each Division is determined by dividing the amount of the first annuity payment from the Division by the value of an Annuity Unit on the effective date of the Payment Plan. The number of Annuity Units thus credited to the Annuitant in each Division remains constant throughout the annuity period. However, the value of Annuity Units in each Division will fluctuate with the investment experience of the Division.

     The amount of each variable annuity payment after the first is the sum of payments from each Division determined by multiplying this fixed number of Annuity Units each month by the value of an Annuity Unit for the Division on (a) the fifth valuation date prior to the payment due date if the payment due date is a valuation date, or (b) the sixth valuation date prior to the payment due date if the payment due date is not a valuation date. To illustrate, if a payment due date falls on a Friday, Saturday or Sunday, the amount of the payment will normally be based upon the Annuity Unit value calculated on the preceding Friday. The preceding Friday would be the fifth valuation date prior to the Friday due date, and the sixth valuation date prior to the Saturday or Sunday due dates.

     ANNUITY UNIT VALUE   The value of an Annuity Unit for each Division was
established at $1.00 as of the date operations began for that Division. The value of an Annuity Unit on any later date varies to reflect the investment experience of the Division, the Assumed Investment Rate on which the annuity rate tables are based, and the deduction for mortality rate and expense risks assumed by Northwestern Mutual Life.

     The Annuity Unit value for each Division on any valuation date is determined by multiplying the Annuity Unit value on the immediately preceding valuation date by two factors: (a) the net investment factor for the current period for the Division; and (b) an adjustment factor to neutralize the Assumed Investment Rate used in calculating the annuity rate tables.

     ILLUSTRATIONS OF VARIABLE ANNUITY PAYMENTS   To illustrate the manner in
which variable annuity payments are determined consider this example. Item (4) in the example shows the applicable monthly payment rate for an annuitant, adjusted age 65, who has elected a life annuity Payment Plan with a certain period of 10 years with an Assumed Investment Rate of 3-1/2% (Plan 2, as described in the prospectus).

     (1)    Assumed number of Accumulation Units in
            Balanced Division on
            maturity date  . . . . . . . . . . . . . . . . . . .    25,000

     (2)    Assumed Value of an Accumulation Unit in
            Balanced Division at
            maturity . . . . . . . . . . . . . . . . . . . . . .    $2.000000

     (3)    Cash Value of Contract at maturity, (1) X (2). . . .    $50,000

     (4)    Assumed applicable monthly payment rate per
            $1,000 from annuity rate table . . . . . . . . . . .    $5.00

     (5)    Amount of first payment from
            Balanced Division,
            (3) X (4) divided by $1,000. . . . . . . . . . . . .    $250.00

     (6)    Assumed Value of Annuity Unit in
            Balanced Division at maturity. . . . . . . . . . . .    $1.500000

     (7)    Number of Annuity Units credited in
            Balanced Division, (5) divided
            by (6) . . . . . . . . . . . . . . . . . . . . . . .    166.67

The $50,000 value at maturity provides a first payment from the Balanced Division of $250.00, and payments thereafter of the varying dollar value of
166.67 Annuity Units. The amount of subsequent payments from the Balanced Division is determined by multiplying 166.67 units by the value of an Annuity Unit in the Balanced Division on the applicable valuation date. For example, if that unit value is $1.501000, the monthly payment from the Division will be
166.67 multiplied by $1.501000, or $250.17.

     However, the value of the Annuity Unit depends entirely on the investment performance of the Division. Thus in the example above, if the net investment rate for the following month was less than the Assumed Investment Rate of 3-1/2%, the Annuity Unit would decline in value. If the Annuity Unit value declined to $1.499000 the succeeding monthly payment would then be 166.67 X $1.499000, or $249.84.

     For the sake of simplicity the foregoing example assumes that all of the Annuity Units are in the Balanced Division. If there are Annuity Units in two or more Divisions, the annuity payment from each Division is calculated separately, in the manner illustrated, and the total monthly payment is the sum of the payments from the Divisions.

                       VALUATION OF ASSETS OF THE ACCOUNT

     The value of Portfolio shares of the Fund held in each Division of the Account at the time of each valuation is the redemption value of such shares at such time. If the right to redeem shares of the Fund has been suspended, or payment of redemption value has been postponed, for the sole purpose of computing annuity payments the shares held in the Account (and Annuity Units) may be valued at fair value as determined in good faith by the Board of Trustees of Northwestern Mutual Life.

                          TRANSFERABILITY RESTRICTIONS

     Ownership of a Contract cannot be changed or the Contract sold, assigned or pledged as collateral for a loan, or for any other purpose, to any person other than Northwestern Mutual Life; except, that if the Owner of the Contract is a trustee of an employee trust qualified under the Code, or the custodian of a custodial account treated as such, it may transfer the Contract to a successor trustee or custodian. In addition, the trustee or custodian, as well as the employer under a qualified non-trusted pension plan, may assign the Contract to an employee upon termination of employment.

                                     EXPERTS

     The financial statements of the Account as of December 31, 1996 and for each of the two years in the period ended December 31, 1996 and of Northwestern Mutual Life as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Statement of Additional Information have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. Price Waterhouse LLP provides audit services for the Account. The address of Price Waterhouse LLP is 100 East Wisconsin Avenue, Suite 1500, Milwaukee, Wisconsin 53202.

ACCOUNT A FINANCIAL STATEMENTS

NML VARIABLE ANNUITY ACCOUNT A
Financial Statements
(IN THOUSANDS)

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1996

ASSETS
  Investments at Market Value:
    Northwestern Mutual Series Fund, Inc.
      Growth Stock
       6,505 shares (cost $8,193)....................................................................   $   9,523
      Aggressive Growth Stock
       24,829 shares (cost $54,025)..................................................................      78,088
      International Equity
       26,635 shares (cost $34,100)..................................................................      41,498
      Growth and Income Stock
       10,015 shares (cost $11,804)..................................................................      13,200
      Index 500 Stock
       39,376 shares (cost $51,893)..................................................................      80,917
      Money Market
       23,380 shares (cost $23,380)..................................................................      23,380
      Balanced
       157,593 shares (cost $210,644)................................................................     270,745
      Select Bond
       21,772 shares (cost $25,387)..................................................................      26,649
      High Yield Bond
       4,465 shares (cost $4,848)....................................................................       4,907    $ 548,907
                                                                                                       -----------
Due from Sale of Fund Shares......................................................................................         387
Due from Northwestern Mutual Life Insurance Company...............................................................         123
                                                                                                                    -----------
      Total Assets................................................................................................   $ 549,417
                                                                                                                    -----------
                                                                                                                    -----------

LIABILITIES
  Due to Participants.............................................................................................  $    1,387
  Due to Northwestern Mutual Life Insurance Company...............................................................         387
  Due on Purchase of Fund Shares..................................................................................         123
                                                                                                                    -----------
      Total Liabilities...........................................................................................       1,897
                                                                                                                    -----------

EQUITY (NOTE 8)
  Contracts Issued Prior to December 17, 1981.....................................................................  $   68,627
  Contracts Issued After December 16, 1981 and Prior to March 31, 1995............................................     446,476
  Contracts Issued On or After March 31, 1995:
    Front Load Version............................................................................................       5,808
    Back Load Version.............................................................................................      26,609
                                                                                                                    -----------
      Total Equity................................................................................................     547,520
                                                                                                                    -----------
      Total Liabilities and Equity................................................................................  $  549,417
                                                                                                                    -----------
                                                                                                                    -----------

    The Accompanying Notes are an Integral Part of the Financial Statements

ACCOUNT A FINANCIAL STATEMENTS

NML VARIABLE ANNUITY ACCOUNT A
Statement Of Operations And Changes In Equity
(IN THOUSANDS)

                                                                                                           AGGRESSIVE
                                                                                                             GROWTH
                                              COMBINED                     GROWTH STOCK DIVISION         STOCK DIVISION
                                 ----------------------------------    ------------------------------    --------------
                                   YEAR ENDED         YEAR ENDED        YEAR ENDED       YEAR ENDED        YEAR ENDED
                                  DECEMBER 31,       DECEMBER 31,      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                      1996               1995              1996             1995              1996
                                 ---------------    ---------------    -------------    -------------    --------------
INVESTMENT INCOME
Dividend Income...............   $       24,501     $       11,713     $        379     $        129     $       2,457
Annuity Rate and Expense
  Guarantees..................            5,783              5,072               73               31               820
                                 ---------------    ---------------    -------------    -------------    --------------
Net Investment Income
  (Loss)......................           18,718              6,641              306               98             1,637
                                 ---------------    ---------------    -------------    -------------    --------------
REALIZED AND UNREALIZED GAIN
  ON INVESTMENTS
  Realized Gain on
    Investments...............           13,967             13,144              137               42             2,228
  Unrealized Appreciation of
    Investments During the
    Year......................           33,051             76,915              779              570             5,805
                                 ---------------    ---------------    -------------    -------------    --------------
  Net Gain on Investments.....           47,018             90,059              916              612             8,033
                                 ---------------    ---------------    -------------    -------------    --------------
  Increase in Equity Derived
    from Investment
    Activity..................           65,736             96,700            1,222              710             9,670
                                 ---------------    ---------------    -------------    -------------    --------------
EQUITY TRANSACTIONS
  Contract Owners' Net
    Payments..................           65,170             49,117            2,502            1,200            12,574
  Annuity Payments............             (831)              (609)              --               --               (36)
  Surrenders and Other
    (net).....................          (51,557)           (62,309)            (457)             (87)           (5,090)
  Transfers from Other
    Divisions.................           47,709             39,732            2,554            1,555            10,996
  Transfers to Other
    Divisions.................          (48,527)           (39,732)            (582)            (412)           (6,505)
                                 ---------------    ---------------    -------------    -------------    --------------
  Increase (Decrease) in
    Equity Derived from Equity
    Transactions..............           11,964            (13,801)           4,017            2,256            11,939
                                 ---------------    ---------------    -------------    -------------    --------------
  Net Increase in Equity......           77,700             82,899            5,239            2,966            21,609
EQUITY
  Beginning of Period.........          469,820            386,921            4,286            1,320            56,466
                                 ---------------    ---------------    -------------    -------------    --------------
  End of Period...............   $      547,520     $      469,820     $      9,525     $      4,286     $      78,075
                                 ---------------    ---------------    -------------    -------------    --------------
                                 ---------------    ---------------    -------------    -------------    --------------


                                  YEAR ENDED
                                 DECEMBER 31,
                                     1995
                                --------------
INVESTMENT INCOME
Dividend Income...............  $         257
Annuity Rate and Expense
  Guarantees..................            563
                                --------------
Net Investment Income
  (Loss)......................           (306)
                                --------------
REALIZED AND UNREALIZED GAIN
  ON INVESTMENTS
  Realized Gain on
    Investments...............          1,989
  Unrealized Appreciation of
    Investments During the
    Year......................         13,259
                                --------------
  Net Gain on Investments.....         15,248
                                --------------
  Increase in Equity Derived
    from Investment
    Activity..................         14,942
                                --------------
EQUITY TRANSACTIONS
  Contract Owners' Net
    Payments..................          8,304
  Annuity Payments............            (27)
  Surrenders and Other
    (net).....................         (5,405)
  Transfers from Other
    Divisions.................          7,559
  Transfers to Other
    Divisions.................         (5,216)
                                --------------
  Increase (Decrease) in
    Equity Derived from Equity
    Transactions..............          5,215
                                --------------
  Net Increase in Equity......         20,157
EQUITY
  Beginning of Period.........         36,309
                                --------------
  End of Period...............  $      56,466
                                --------------
                                --------------

    The Accompanying Notes are an Integral Part of the Financial Statements

ACCOUNT A FINANCIAL STATEMENTS

NML VARIABLE ANNUITY ACCOUNT A
Statement of Operations and Changes in Equity
(IN THOUSANDS)

                                       INTERNATIONAL EQUITY                  GROWTH & INCOME              INDEX 500
                                             DIVISION                        STOCK DIVISION             STOCK DIVISION
                                 --------------------------------    -------------------------------    --------------
                                   YEAR ENDED        YEAR ENDED        YEAR ENDED       YEAR ENDED        YEAR ENDED
                                  DECEMBER 31,      DECEMBER 31,      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                      1996              1995              1996             1995              1996
                                 --------------    --------------    --------------    -------------    --------------
INVESTMENT INCOME
Dividend Income...............   $       1,821     $         218     $       1,207     $        465     $       1,906
Annuity Rate and Expense
  Guarantees..................             431               371               121               71               742
                                 --------------    --------------    --------------    -------------    --------------
Net Investment Income
  (Loss)......................           1,390              (153)            1,086              394             1,164
                                 --------------    --------------    --------------    -------------    --------------
REALIZED AND UNREALIZED GAIN
  ON INVESTMENTS
  Realized Gain on
    Investments...............             752               823               295               89             2,662
  Unrealized Appreciation of
    Investments During the
    Year......................           4,511             3,152               534              949            10,313
                                 --------------    --------------    --------------    -------------    --------------
  Net Gain on Investments.....           5,263             3,975               829            1,038            12,975
                                 --------------    --------------    --------------    -------------    --------------
  Increase in Equity Derived
    from Investment
    Activity..................           6,653             3,822             1,915            1,432            14,139
                                 --------------    --------------    --------------    -------------    --------------
EQUITY TRANSACTIONS
  Contract Owners' Net
    Payments..................           5,801             4,994             2,886            1,907             8,293
  Annuity Payments............              (9)              (16)              (19)              17              (258)
  Surrenders and Other
    (net).....................          (2,852)           (2,850)             (646)            (343)           (6,271)
  Transfers from Other
    Divisions.................           4,904             3,466             2,461            2,161             6,790
  Transfers to Other
    Divisions.................          (4,794)           (6,278)           (1,352)            (465)           (4,194)
                                 --------------    --------------    --------------    -------------    --------------
  Increase (Decrease) in
    Equity Derived from Equity
    Transactions..............           3,050              (684)            3,330            3,277             4,360
                                 --------------    --------------    --------------    -------------    --------------
  Net Increase in Equity......           9,703             3,138             5,245            4,709            18,499
EQUITY
  Beginning of Period.........          31,791            28,653             7,956            3,247            62,310
                                 --------------    --------------    --------------    -------------    --------------
  End of Period...............   $      41,494     $      31,791     $      13,201     $      7,956     $      80,809
                                 --------------    --------------    --------------    -------------    --------------
                                 --------------    --------------    --------------    -------------    --------------


                                                       MONEY MARKET DIVISION
                                                  --------------------------------
                                  YEAR ENDED        YEAR ENDED        YEAR ENDED
                                 DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                     1995              1996              1995
                                --------------    --------------    --------------
INVESTMENT INCOME
Dividend Income...............  $         525     $       1,025     $       1,119
Annuity Rate and Expense
  Guarantees..................            560               214               235
                                --------------    --------------    --------------
Net Investment Income
  (Loss)......................            (35)              811               884
                                --------------    --------------    --------------
REALIZED AND UNREALIZED GAIN
  ON INVESTMENTS
  Realized Gain on
    Investments...............          2,066                --                --
  Unrealized Appreciation of
    Investments During the
    Year......................         13,946                --                --
                                --------------    --------------    --------------
  Net Gain on Investments.....         16,012                 0                 0
                                --------------    --------------    --------------
  Increase in Equity Derived
    from Investment
    Activity..................         15,977               811               884
                                --------------    --------------    --------------
EQUITY TRANSACTIONS
  Contract Owners' Net
    Payments..................          6,215             8,327             4,356
  Annuity Payments............           (161)              (43)              (40)
  Surrenders and Other
    (net).....................         (5,416)           (5,122)           (6,619)
  Transfers from Other
    Divisions.................          5,916             8,498            11,211
  Transfers to Other
    Divisions.................         (3,583)          (10,647)           (8,356)
                                --------------    --------------    --------------
  Increase (Decrease) in
    Equity Derived from Equity
    Transactions..............          2,971             1,013               552
                                --------------    --------------    --------------
  Net Increase in Equity......         18,948             1,824             1,436
EQUITY
  Beginning of Period.........         43,362            21,557            20,121
                                --------------    --------------    --------------
  End of Period...............  $      62,310     $      23,381     $      21,557
                                --------------    --------------    --------------
                                --------------    --------------    --------------

    The Accompanying Notes are an Integral Part of the Financial Statements

ACCOUNT A FINANCIAL STATEMENTS

NML VARIABLE ANNUITY ACCOUNT A
Statement of Operations and Changes in Equity
(IN THOUSANDS)

                                                                                                            HIGH YIELD
                                         BALANCED DIVISION                   SELECT BOND DIVISION          BOND DIVISION
                                 ----------------------------------    --------------------------------    -------------
                                   YEAR ENDED         YEAR ENDED         YEAR ENDED        YEAR ENDED       YEAR ENDED
                                  DECEMBER 31,       DECEMBER 31,       DECEMBER 31,      DECEMBER 31,     DECEMBER 31,
                                      1996               1995               1996              1995             1996
                                 ---------------    ---------------    --------------    --------------    -------------
INVESTMENT INCOME
Dividend Income...............   $       14,325     $        8,147     $         907     $         653     $        474
Annuity Rate and Expense
  Guarantees..................            3,072              2,954               276               264               34
                                 ---------------    ---------------    --------------    --------------    -------------
Net Investment Income.........           11,253              5,193               631               389              440
                                 ---------------    ---------------    --------------    --------------    -------------
REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
  Realized Gain on
    Investments...............            7,621              7,828               224               269               48
  Unrealized Appreciation
    (Depreciation) of
    Investments During the
    Year......................           11,291             41,701              (253)            3,296               71
                                 ---------------    ---------------    --------------    --------------    -------------
  Net Gain (Loss) on
    Investments...............           18,912             49,529               (29)            3,565              119
                                 ---------------    ---------------    --------------    --------------    -------------
  Increase in Equity Derived
    from Investment
    Activity..................           30,165             54,722               602             3,954              559
                                 ---------------    ---------------    --------------    --------------    -------------
EQUITY TRANSACTIONS
  Contract Owners' Net
    Payments..................           20,606             18,850             3,319             2,707              862
  Annuity Payments............             (407)              (322)              (59)              (60)              --
  Surrenders and Other
    (net).....................          (27,741)           (37,985)           (3,120)           (3,488)            (258)
  Transfers from Other
    Divisions.................            6,154              4,476             3,101             2,611            2,251
  Transfers to Other
    Divisions.................          (16,978)           (12,468)           (2,908)           (2,271)            (567)
                                 ---------------    ---------------    --------------    --------------    -------------
  Increase (Decrease) in
    Equity Derived from Equity
    Transactions..............          (18,366)           (27,449)              333              (501)           2,288
                                 ---------------    ---------------    --------------    --------------    -------------
  Net Increase in Equity......           11,799             27,273               935             3,453            2,847
EQUITY
  Beginning of Period.........          257,681            230,408            25,712            22,259            2,061
                                 ---------------    ---------------    --------------    --------------    -------------
  End of Period...............   $      269,480     $      257,681     $      26,647     $      25,712     $      4,908
                                 ---------------    ---------------    --------------    --------------    -------------
                                 ---------------    ---------------    --------------    --------------    -------------


                                 YEAR ENDED
                                DECEMBER 31,
                                    1995
                                -------------
INVESTMENT INCOME
Dividend Income...............  $        200
Annuity Rate and Expense
  Guarantees..................            23
                                -------------
Net Investment Income.........           177
                                -------------
REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
  Realized Gain on
    Investments...............            38
  Unrealized Appreciation
    (Depreciation) of
    Investments During the
    Year......................            42
                                -------------
  Net Gain (Loss) on
    Investments...............            80
                                -------------
  Increase in Equity Derived
    from Investment
    Activity..................           257
                                -------------
EQUITY TRANSACTIONS
  Contract Owners' Net
    Payments..................           584
  Annuity Payments............            --
  Surrenders and Other
    (net).....................          (116)
  Transfers from Other
    Divisions.................           777
  Transfers to Other
    Divisions.................          (683)
                                -------------
  Increase (Decrease) in
    Equity Derived from Equity
    Transactions..............           562
                                -------------
  Net Increase in Equity......           819
EQUITY
  Beginning of Period.........         1,242
                                -------------
  End of Period...............  $      2,061
                                -------------
                                -------------

    The Accompanying Notes are an Integral Part of the Financial Statements

NOTES TO FINANCIAL STATEMENTS

NML VARIABLE ANNUITY ACCOUNT A
Notes to Financial Statements
DECEMBER 31, 1996

Note 1 -- NML Variable Annuity Account A (the "Account") is a segregated asset account of The Northwestern Mutual Life Insurance Company ("Northwestern Mutual Life" or "Sponsor") used to fund variable annuity contracts ("contracts") for HR-10 and corporate pension and profit-sharing plans which qualify for special tax treatment under the Internal Revenue Code. Beginning March 31, 1995, two versions of the contract are offered: Front Load contracts with a sales charge up to 4% of purchase payments and Back Load contracts with a withdrawal charge of 0-8%.

Note 2 -- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Principal accounting policies are summarized below.

Note 3 -- All assets of each Division of the Account are invested in shares of the corresponding Portfolio of Northwestern Mutual Series Fund, Inc. (the "Fund"). The shares are valued at the Fund's offering and redemption price per share.

The Fund is an open-end investment company registered under the Investment Company Act of 1940.

Note 4 -- Annuity reserves are based on published annuity tables with age adjustment and benefit payments which reflect actual investment experience. For variable payment plans issued prior to January 1, 1974, annuity reserves are based on the 1955 American Annuity Table with assumed interest rates of 3%, 3 1/2% or 5%. For variable payment plans issued on or after January 1, 1974 and before January 1, 1985, annuity reserves are based on the 1971 Individual Annuity Table with assumed interest rates of 3 1/2% or 5%. For variable payment plans issued on or after January 1, 1985, annuity reserves are based on the 1983 Table a with assumed interest rates of 3 1/2% or 5%.

Note 5 -- Dividend income from the Fund is recorded on the record date of the dividends. Transactions in Fund shares are accounted for on the trade date. The basis for determining cost on sale of Fund shares is identified cost. Purchases and sales of Fund shares for the year ended December 31, 1996 by each Division are shown below:

                                     Purchases          Sales
                                  ---------------  ---------------
Growth Stock Division...........  $     4,830,460  $       508,512
Aggressive Growth Division......       17,797,661        4,234,497
International Equity Division...        8,274,087        3,828,530
Growth & Income Stock
Division........................        5,756,071        1,277,020
Index 500 Stock Division........       11,279,772        5,728,800
Money Market Division...........       13,328,217       11,504,938
Balanced Division...............       20,896,761       26,932,275
Select Bond Division............        5,463,472        4,528,222
High Yield Bond Division........        3,296,028          568,230

Note 6 -- A deduction for annuity rate and expense guarantees is determined daily and paid to Northwestern Mutual Life as compensation for assuming the risk that annuity payments will continue for longer periods than anticipated because the annuitants as a group live longer than expected, and the risk that the charges made by Northwestern Mutual Life may be insufficient to cover the actual costs incurred in connection with the contracts.

For contracts issued on or after March 31, 1995, for the Front Load version and the Back Load version, the deduction for annuity rate and expense guarantees is determined daily at annual rates of 4/10 of 1% and 1 1/4%, respectively, of the net assets of each Division attributable to these contracts and is paid to Northwestern Mutual Life. For these contracts, the rates may be increased or decreased by the Board of Trustees of Northwestern Mutual Life not to exceed 3/4 of 1% and 1 1/2%, respectively.

For contracts issued after December 16, 1981 and prior to March 31, 1995, the deduction is at an annual rate of 1 1/4% of the net assets of each Division attributable to these contracts. For these contracts, the rate may be increased or decreased by the Board of Trustees of Northwestern Mutual Life not to exceed a 1 1/2% annual rate.

For contracts issued prior to December 17, 1981, the deduction is at an annual rate of 3/4 of 1% of the net assets of each Division attributable to these contracts. For these contracts, the rate may be increased or decreased by the Board of Trustees of Northwestern Mutual Life not to exceed a 1% annual rate.

Beginning in 1995, Northwestern Mutual Life paid a dividend to certain contracts. The dividend was re-invested in the Account and has been reflected as a Contract Owners' Net Payment in the accompanying financial statements.

Note 7 -- Northwestern Mutual Life is taxed as a "life insurance company" under the Internal Revenue Code and the operations of the Account form a part of and are taxed with those of Northwestern Mutual Life. Under current law, no federal income taxes are payable with respect to the Account. Accordingly, no provision for any such liability has been made.

NOTES TO FINANCIAL STATEMENTS

NML VARIABLE ANNUITY ACCOUNT A
Notes to Financial Statements
DECEMBER 31, 1996

Note 8 - Equity Values by Division are shown below:

                                                                                                CONTRACTS ISSUED:
                                                     CONTRACTS ISSUED:                     AFTER DECEMBER 16, 1981 AND
                                                 PRIOR TO DECEMBER 17, 1981                  PRIOR TO MARCH 31, 1995
                                          ----------------------------------------  -----------------------------------------
                                           ACCUMULATION       UNITS                  ACCUMULATION       UNITS
                                            UNIT VALUE     OUTSTANDING    EQUITY      UNIT VALUE     OUTSTANDING     EQUITY
                                          --------------  -------------  ---------  --------------  -------------  ----------
Growth Stock............................   $   1.572985          118     $    186    $   1.552125        4,846     $   7,522
Aggressive Growth Stock.................       3.286265          891        2,928        3.188266       21,480        68,483
International Equity....................       1.679665        1,333        2,239        1.649102       22,132        36,498
Growth and Income.......................       1.545596           70          107        1.525144        7,054        10,759
Index 500 Stock.........................       2.487952        9,600       23,885        2.413788       20,092        48,498
Money Market............................       2.415898        1,104        2,666        2.241420        7,030        15,757
Balanced................................       5.180408        4,747       24,575        4.805896       48,458       232,883
Select Bond.............................       6.685035        1,215        8,123        6.200523        2,691        16,689
High Yield Bond.........................       1.412413          429          605        1.393713        2,456         3,423
                                                                         ---------                                 ----------
  Equity................................                                   65,314                                    440,512
  Annuity Reserves......................                                    3,313                                      5,964
                                                                         ---------                                 ----------
  Total Equity..........................                                 $ 68,627                                  $ 446,476
                                                                         ---------                                 ----------
                                                                         ---------                                 ----------

                                                        CONTRACTS ISSUED:                         CONTRACTS ISSUED:
                                                    ON OR AFTER MARCH 31, 1995                ON OR AFTER MARCH 31, 1995
                                                        FRONT LOAD VERSION                        BACK LOAD VERSION
                                             ----------------------------------------  ----------------------------------------
                                              ACCUMULATION       UNITS                  ACCUMULATION       UNITS
                                               UNIT VALUE     OUTSTANDING    EQUITY      UNIT VALUE     OUTSTANDING    EQUITY
                                             --------------  -------------  ---------  --------------  -------------  ---------
Growth Stock...............................   $   1.455537          257     $    374    $   1.552125          922     $  1,432
Aggressive Growth Stock....................       1.529999          569          870        3.188266        1,734        5,529
International Equity.......................       1.374484          286          394        1.649102        1,281        2,113
Growth and Income Stock....................       1.429760          208          298        1.525144        1,216        1,854
Index 500 Stock............................       1.527085          454          693        2.413788        1,971        4,757
Money Market...............................       1.090643        1,844        2,011        2.241420        1,123        2,517
Balanced...................................       1.334426          786        1,049        4.805896        1,347        6,476
Select Bond................................       1.161454           39           45        6.200523          183        1,134
High Yield Bond............................       1.326020           56           74        1.393713          572          797
                                                                            ---------                                 ---------
  Equity...................................                                    5,808                                    26,609
  Annuity Reserves.........................                                    --                                        --
                                                                            ---------                                 ---------
  Total Equity.............................                                 $  5,808                                  $ 26,609
                                                                            ---------                                 ---------
                                                                            ---------                                 ---------

ACCOUNTANTS' LETTER

PRICE WATERHOUSE LLP




REPORT OF INDEPENDENT ACCOUNTANTS


To The Northwestern Mutual Life Insurance Company and
Contract Owners NML Variable Annuity Account A

In our opinion, the accompanying combined statement of assets and liabilities and the related combined and separate statements of operations and changes in equity present fairly, in all material respects, the financial position of NML Variable Annuity Account A and the Index 500 Stock Division, Growth Stock Division, Growth and Income Stock Division, Aggressive Growth Stock Division, International Equity Division, Select Bond Division, High Yield Bond Division, Money Market Division and the Balanced Division thereof at December 31, 1996, the results of their operations and the changes in their equity for the year then ended and for each of the other periods presented, in conformity with generally accepted accounting principles. These financial statements are the responsibility of The Northwestern Mutual Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included direct confirmation of the number of shares owned at December 31, 1996 with Northwestern Mutual Series Fund, Inc., provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Milwaukee, Wisconsin
January 22, 1997

                FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL LIFE


The following financial statements of Northwestern Mutual Life should be considered only as bearing upon the ability of Northwestern Mutual Life to meet its obligations under the Contracts.


                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements of Northwestern Mutual should be considered only as bearing upon the ability of Northwestern Mutual Life to meet its obligations under the Policies.





CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(IN MILLIONS)

                                                                                                   DECEMBER 31,
                                                                                              ----------------------
                                                                                                 1996        1995
                                                                                              ----------  ----------
ASSETS
BONDS
  United States Government..................................................................  $   5,417   $   3,282
  Industrial and other......................................................................     23,659      22,236
                                                                                              ----------  ----------
                                                                                                 29,076      25,518
                                                                                              ----------  ----------
STOCKS
  Common....................................................................................      3,356       2,894
  Unconsolidated subsidiaries...............................................................        612         531
  Preferred.................................................................................        760         546
                                                                                              ----------  ----------
                                                                                                  4,728       3,971
                                                                                              ----------  ----------
MORTGAGE LOANS..............................................................................      9,564       8,429
REAL ESTATE
  Investment................................................................................      1,257       1,294
  Home office...............................................................................        128         135
                                                                                              ----------  ----------
                                                                                                  1,385       1,429
                                                                                              ----------  ----------
LOANS ON POLICIES...........................................................................      6,802       6,476
OTHER INVESTMENTS...........................................................................      1,714       1,589
CASH AND TEMPORARY INVESTMENTS..............................................................      1,131         544
DUE AND ACCRUED INVESTMENT INCOME...........................................................        764         721
                                                                                              ----------  ----------
    Total invested assets...................................................................     55,164      48,677
                                                                                              ----------  ----------
SEPARATE ACCOUNT BUSINESS...................................................................      6,339       5,000
OTHER ASSETS................................................................................      1,177       1,199
                                                                                              ----------  ----------
    Total Assets............................................................................  $  62,680   $  54,876
                                                                                              ----------  ----------
                                                                                              ----------  ----------

    The accompanying notes are an integral part of the financial statements

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(IN MILLIONS)

                                                                                                   DECEMBER 31,
                                                                                              ----------------------
                                                                                                 1996        1995
                                                                                              ----------  ----------
LIABILITIES AND RESERVES
LIABILITY FOR POLICY BENEFITS
  Insurance and annuity reserves............................................................  $  43,209   $  39,545
  Policy benefits in process or left for future payments....................................      1,140       1,109
  Premium deposits..........................................................................        427         427
  Policyowner dividends payable.............................................................      2,350       2,115
                                                                                              ----------  ----------
                                                                                                 47,126      43,196
                                                                                              ----------  ----------
OTHER LIABILITIES
  Interest maintenance reserve..............................................................        299         281
  Income taxes..............................................................................        942         895
  Miscellaneous.............................................................................      2,921       1,336
                                                                                              ----------  ----------
                                                                                                  4,162       2,512
                                                                                              ----------  ----------
SEPARATE ACCOUNT BUSINESS...................................................................      6,339       5,000
                                                                                              ----------  ----------
ASSET VALUATION RESERVE.....................................................................      1,538       1,382
                                                                                              ----------  ----------
  Total liabilities.........................................................................     59,165      52,090
                                                                                              ----------  ----------
GENERAL CONTINGENCY RESERVE.................................................................      3,515       2,786
                                                                                              ----------  ----------
Total Liabilities and Contingency Reserve...................................................  $  62,680   $  54,876
                                                                                              ----------  ----------
                                                                                              ----------  ----------

    The accompanying notes are an integral part of the financial statements

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED SUMMARY OF OPERATIONS
(IN MILLIONS)

                                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                                                 ----------------------------------
                                                                                    1996        1995        1994
                                                                                 ----------  ----------  ----------
INCOME
  PREMIUMS.....................................................................  $   6,760   $   6,196   $   5,743
  NET INVESTMENT INCOME........................................................      3,836       3,673       3,106
  POLICY BENEFITS LEFT WITH COMPANY AND OTHER INCOME...........................        666         733         636
                                                                                 ----------  ----------  ----------
    Total income...............................................................     11,262      10,602       9,485
                                                                                 ----------  ----------  ----------
DISPOSITION OF INCOME
  COSTS
    Agents' compensation.......................................................        529         508         492
    Other insurance costs......................................................        418         398         334
    Premium and other taxes or assessments.....................................         96         120         120
                                                                                 ----------  ----------  ----------
                                                                                     1,043       1,026         946
                                                                                 ----------  ----------  ----------
BENEFITS TO POLICYOWNERS AND BENEFICIARIES
    Death benefits.............................................................        673         655         609
    Surrender benefits.........................................................      1,182       1,375         904
    Disability benefits........................................................        202         174         151
    Annuity benefits...........................................................        128          92          94
    Matured endowments.........................................................         52          48          54
    Payments from policy benefits left with Company............................        684         590         568
    Net transfers to separate accounts.........................................        579         236         344
    Net additions to policy reserves...........................................      3,701       3,506       3,313
                                                                                 ----------  ----------  ----------
                                                                                     7,201       6,676       6,037
                                                                                 ----------  ----------  ----------
      Total disposition of income..............................................      8,244       7,702       6,983
                                                                                 ----------  ----------  ----------
SAVINGS FROM OPERATIONS BEFORE INCOME TAXES AND DIVIDENDS......................      3,018       2,900       2,502
INCOME TAX EXPENSE.............................................................        452         467         281
                                                                                 ----------  ----------  ----------
SAVINGS FROM OPERATIONS BEFORE DIVIDENDS.......................................      2,566       2,433       2,221
POLICYOWNER DIVIDENDS..........................................................      2,341       2,111       1,942
                                                                                 ----------  ----------  ----------
NET SAVINGS FROM OPERATIONS....................................................        225         322         279
NET REALIZED CAPITAL GAINS, LESS TAX EXPENSE OF $208, $98 AND 85,
 RESPECTIVELY..................................................................        395         137         119
                                                                                 ----------  ----------  ----------
CONTRIBUTION TO GENERAL CONTINGENCY RESERVE FROM OPERATIONS....................  $     620   $     459   $     398
                                                                                 ----------  ----------  ----------
                                                                                 ----------  ----------  ----------

    The accompanying notes are an integral part of the financial statements

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF GENERAL CONTINGENCY RESERVE
(IN MILLIONS)

                                                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                                                      ----------------------------------
                                                                                         1996        1995        1994
                                                                                      ----------  ----------  ----------
BEGINNING OF YEAR BALANCE...........................................................  $   2,786   $   2,225   $   2,030
  Contribution to general contingency reserve from operations.......................        620         459         398
  Change in net unrealized capital gains............................................        295         373        (242)
  Change in asset valuation reserve.................................................       (156)       (192)         37
  Other -- net......................................................................        (30)        (79)          2
                                                                                      ----------  ----------  ----------
END OF YEAR BALANCE.................................................................  $   3,515   $   2,786   $   2,225
                                                                                      ----------  ----------  ----------
                                                                                      ----------  ----------  ----------

    The accompanying notes are an integral part of the financial statements

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS
(IN MILLIONS)

                                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1996        1995        1994
                                                                               ----------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES
    Insurance premiums, annuities and other considerations...................  $   7,361   $   6,864   $   6,299
    Net investment income received...........................................      3,634       3,480       3,013
    Net loans on policies....................................................       (326)       (331)       (297)
    Benefits paid to policyholders and beneficiaries.........................     (2,912)     (2,939)     (2,357)
    Net transfers to separate accounts.......................................       (579)       (236)       (344)
    Policyowner dividends paid...............................................     (2,105)     (1,945)     (1,777)
    Expenses and taxes.......................................................     (1,424)     (1,279)     (1,033)
    Other -- net.............................................................      1,558         381          89
                                                                               ----------  ----------  ----------
    NET CASH PROVIDED BY OPERATING ACTIVITIES................................      5,207       3,995       3,593
CASH FLOWS FROM INVESTING ACTIVITIES
  PROCEEDS FROM INVESTMENTS SOLD OR MATURED
    Bonds....................................................................     31,942      25,317      27,096
    Stocks...................................................................      4,570       2,465       1,469
    Mortgage loans...........................................................      1,253         431         512
    Real estate..............................................................        178          48         164
    Other invested assets....................................................        316         149         213
    Capital gain (tax) benefit...............................................       (239)        (85)         28
                                                                               ----------  ----------  ----------
                                                                                  38,020      28,325      29,482
COST OF INVESTMENTS ACQUIRED
    Bonds....................................................................     35,342      27,596      29,674
    Stocks...................................................................      4,463       2,562       1,606
    Mortgage loans...........................................................      2,455       1,883       1,356
    Real estate..............................................................        125         202           6
    Other invested assets....................................................        255         336         413
                                                                               ----------  ----------  ----------
                                                                                  42,640      32,579      33,055
    NET CASH USED IN INVESTING ACTIVITIES....................................     (4,620)     (4,254)     (3,573)
                                                                               ----------  ----------  ----------
NET (DECREASE) INCREASE IN CASH AND TEMPORARY INVESTMENTS....................        587        (259)         20
CASH AND TEMPORARY INVESTMENTS, BEGINNING OF YEAR............................        544         803         783
                                                                               ----------  ----------  ----------
CASH AND TEMPORARY INVESTMENTS, END OF YEAR..................................  $   1,131   $     544   $     803
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

    The accompanying notes are an integral part of the financial statements

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 1996, 1995 AND 1994

NOTE 1 -- PRINCIPAL ACCOUNTING POLICIES

The accompanying consolidated statutory financial statements include the accounts of The Northwestern Mutual Life Insurance Company (the "Company") and its wholly-owned life insurance subsidiary. The Company offers life, annuity and disability income products to the personal, business, estate and tax-qualified markets.

The consolidated financial statements have been prepared using accounting policies prescribed or permitted by the Insurance Departments of the states in which the Company and its subsidiary are domiciled (statutory basis of accounting). Prior to December 15, 1995, these policies were considered generally accepted accounting principles ("GAAP") for mutual life insurance enterprises. However, in April 1993, the Financial Accounting Standards Board issued Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance Companies and Other Enterprises," which established a different definition of GAAP for mutual life insurance enterprises. Under the Interpretation, financial statements of mutual life insurance enterprises for periods beginning after December 15, 1995 which are prepared on the statutory basis of accounting are no longer characterized as being in conformity with GAAP.

The consolidated financial statements are prepared on the statutory basis of accounting and are not intended to represent a presentation in accordance with GAAP. Financial statements prepared on a statutory basis of accounting vary from financial statements prepared on a GAAP basis primarily because on a GAAP basis policy acquisition costs are deferred and amortized, investment valuations and insurance reserves are based on different assumptions, deferred taxes are provided for book and tax differences and premiums on annuity contracts are accounted for as deposits to policyholders' accounts.

The preparation of financial statements in conformity with the statutory basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

The Company's investments are valued on the following bases:

Bonds                                   --      Amortized cost using the interest method; loan-backed and structured securities are amortized using estimated prepayment rates and, generally, the prospective adjustment method
Common Stocks                           --      Market value
Unconsolidated Subsidiaries             --      Equity in subsidiaries' net assets
Preferred Stocks                        --      Cost
Mortgage Loans                          --      Amortized cost
Investment Real Estate                  --      Lower of cost, less depreciation and encumbrances, or estimated net realizable value
Home Office Real Estate                 --      Cost, less depreciation
Loans on Policies                       --      Cost
Other Investments -- Joint Ventures     --      Lower of equity in or market value of ventures' net assets

--------------------------------------------------------------------------------

SEPARATE ACCOUNT BUSINESS

This business consists of annuities funded by specific assets held in separate accounts. The assets in these accounts are carried at market value. The policy values reflect the investment performance of the respective accounts.

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

INSURANCE, ANNUITY AND DISABILITY INCOME RESERVES

Life insurance reserves on substantially all policies issued since 1978 are based on the Commissioner's Reserve Valuation Method with interest rates ranging from 3 1/2% to 5 1/2%. Other policy reserves are based primarily on the net level premium method employing various mortality tables at interest rates ranging from 2% to 4 1/2%.

Deferred annuity reserves on policies issued since 1985 are valued using the Commissioner's Annuity Reserve Valuation Method with interest rates ranging from 3 1/2% to 6 1/4%. Other deferred annuity reserves are based on the contract value. Immediate annuity reserves are present values of expected benefit payments at interest rates ranging from 3 1/2% to 7 1/2%.

Active life reserves for disability income ("DI") policies issued since 1987 are primarily based on the two-year preliminary term method using a 4% interest rate and the 1985 Commissioner's Individual Disability Table A ("CIDA") for morbidity. Previous DI business uses the net level premium method, using a 3% or 4% interest rate and the 1964 Commissioner's Disability Table for morbidity. Disabled life reserves for DI policies are based on the present values of expected benefit payments using primarily the 1985 CIDA (modified for Company experience in the first two years of disability) with interest rates ranging from 3% to 5 1/2%.

Use of these actuarial tables and methods involves estimation of future mortality and morbidity based on past experience. Actual future experience could differ from these estimates.

INTEREST MAINTENANCE RESERVE

The Company is required to maintain an interest maintenance reserve ("IMR"). The IMR establishes a reserve for realized gains and losses, net of tax, resulting from changes in interest rates on short and long-term fixed income investments. Net realized gains and losses charged to the IMR are amortized into investment income over the approximate remaining life of the investment sold.

ASSET VALUE RESERVE

The Company is also required to maintain an asset valuation reserve ("AVR"). The AVR establishes a reserve for certain invested assets held by the Company. In the aggregate, AVR was 83.8% of the allowable maximum at December 31, 1996.

PREMIUM INCOME

Life insurance premiums are recognized as income at the beginning of each policy year.

REINSURANCE

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers under excess coverage and co-insurance contracts. In 1996, the Company increased its use of coinsurance on term insurance. As of December 31, 1996, total life insurance inforce approximated $430 billion, of which approximately $146 billion, comprised principally of term insurance, had been ceded to various reinsurers. The Company retains a maximum of $15 million of coverage per individual life and $20 million maximum of coverage per joint life.

OPERATING COSTS

Operating costs, including costs of acquiring new policies, are charged to operations as incurred.

INCOME TAXES

Provisions for income taxes are based on current income tax returns without recognition of deferred taxes due to timing differences. The portion of the federal income tax based on mutual life insurance company equity is reflected as a component of income tax expense, including related adjustments for prior years.

The Company files a consolidated life-nonlife federal income tax return. Federal income tax returns for years through 1988 are closed as to further assessment of tax. Adequate provision has been made in the financial statements for any additional taxes which may become due with respect to the open years.

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

The Company's effective tax rate on savings from operations before income tax expense (after dividends) in 1996 was approximately 67%. Two significant factors cause the Company's effective tax rate to exceed the federal corporate rate of 35%. First, the Company pays a tax that is assessed only on mutual life insurance companies, which is an amount that purports to equate a portion of policyholder dividends with nondeductible dividends paid to shareholders of stock companies. Second, the Company must capitalize and amortize (as opposed to immediately deducting) an amount deemed to represent the cost of acquiring new business ("DAC tax").

POLICYOWNER DIVIDENDS

Dividends payable in the following year on participating policies are charged to current operations. All life insurance policies issued by the Company are participating.

RECLASSIFICATION

Certain amounts in previously issued financial statements have been reclassified to conform to current year presentation.

NOTE 2 -- DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following summarizes the bases used by the Company in estimating its fair value disclosures for financial instruments:

    Bonds and common and preferred stocks -- Fair values are based upon quoted market prices, if available. For securities not actively traded, fair values are estimated using independent pricing services or internally developed pricing models.

    Mortgage loans -- Fair values are derived by discounting the future estimated cash flows using current interest rates of debt securities with similar credit risk and maturities, or utilizing net realizable values.

    Loans on policies -- The carrying amount reported in the statement of financial position approximates fair value since loans on policies reduce the amount payable at death or at surrender of the contract.

    Cash and temporary investments and due and accrued investment income -- The carrying amounts reported in the statement of financial position approximate fair value.

    Annuity reserves (without mortality/morbidity features) -- Fair values are derived by discounting the future estimated cash flows using current interest rates with similar maturities.

    Other deposit liabilities -- The carrying amounts reported in the statement of financial position approximate fair value.

NOTE 3 -- INVESTMENTS

NET INVESTMENT INCOME

The Company's net investment income for the years ended December 31, 1996, 1995 and 1994 of the following:

                                    1996        1995        1994
                                 ----------  ----------  ----------
                                           (IN MILLIONS)
Interest, dividends, rents,
equity in unconsolidated
subsidiaries' earnings and
joint venture income...........  $   4,125   $   3,952   $   3,395
Less: Investment expenses and
depreciation...................       (289)       (279)       (289)
                                 ----------  ----------  ----------
Net investment income..........  $   3,836   $   3,673   $   3,106
                                 ----------  ----------  ----------
                                 ----------  ----------  ----------

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

REALIZED GAINS AND LOSSES

During 1996, 1995 and 1994, the Company, in its normal course of business, sold certain invested assets realizing gains and losses before transfer to the IMR and capital gains tax from such sales as follows:

                                                                                                                     FOR THE YEAR
                                                                                                                        ENDED
                                             FOR THE YEAR ENDED                       FOR THE YEAR ENDED             DECEMBER 31,
                                              DECEMBER 31, 1996                        DECEMBER 31, 1995                 1994
                                   ---------------------------------------  ---------------------------------------  ------------
                                                              NET REALIZED                             NET REALIZED
                                    REALIZED      REALIZED       GAINS       REALIZED      REALIZED       GAINS        REALIZED
                                      GAINS        LOSSES       (LOSSES)       GAINS        LOSSES       (LOSSES)       GAINS
                                   -----------  ------------  ------------  -----------  ------------  ------------  ------------
                                                                           (IN MILLIONS)
Bonds............................   $     396    $    (383)    $      13     $     576    $    (130)    $     446     $     171
Stocks...........................         580         (115)          465           574         (429)          145           499
Mortgage loans...................           2          (15)          (13)            2          (32)          (30)        --
Real estate......................          36            0            36            14           (3)           11            16
Other invested assets............         204          (51)          153           188          (95)           93           110
                                   -----------      ------         -----    -----------      ------         -----         -----
                                    $   1,218    $    (564)    $     654     $   1,354    $    (689)    $     665     $     796
                                   -----------      ------         -----    -----------      ------         -----         -----
                                   -----------      ------         -----    -----------      ------         -----         -----


                                                 NET REALIZED
                                     REALIZED       GAINS
                                      LOSSES       (LOSSES)
                                   ------------  ------------

Bonds............................   $    (535)    $    (364)
Stocks...........................        (291)          208
Mortgage loans...................         (37)          (37)
Real estate......................          (7)            9
Other invested assets............         (98)           12
                                       ------        ------
                                    $    (968)    $    (172)
                                       ------        ------
                                       ------        ------

--------------------------------------------------------------------------------

DEBT SECURITIES

Debt securities consist of all bonds, fixed maturity preferred stocks and short term fixed income investments.

The statement values, which principally represent amortized cost, and estimated market values of the Company's debt securities at December 31, 1996 and 1995 are as follows:

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                                                                                 RECONCILIATION TO ESTIMATED MARKET VALUE
                                                                         ---------------------------------------------------------
                                                                                          GROSS            GROSS        ESTIMATED
                                                                          STATEMENT     UNREALIZED      UNREALIZED       MARKET
DECEMBER 31, 1996                                                           VALUE      APPRECIATION    DEPRECIATION       VALUE
-----------------------------------------------------------------------  -----------  --------------  ---------------  -----------
                                                                                               (IN MILLIONS)
US Government and political obligations................................   $   4,809     $     171       $      (2)      $   4,978
Mortgage-backed securities.............................................       6,747           179             (38)          6,888
Corporate and other debt securities....................................      18,722           776             (99)         19,399
                                                                         -----------      -------          ------      -----------
                                                                             30,278         1,126            (139)         31,265
Preferred stocks.......................................................          84             6              (1)             89
                                                                         -----------      -------          ------      -----------
Total..................................................................   $  30,362     $   1,132       $    (140)      $  31,354
                                                                         -----------      -------          ------      -----------
                                                                         -----------      -------          ------      -----------


                                                                                 RECONCILIATION TO ESTIMATED MARKET VALUE
                                                                         ---------------------------------------------------------
                                                                                          GROSS            GROSS        ESTIMATED
                                                                          STATEMENT     UNREALIZED      UNREALIZED       MARKET
DECEMBER 31, 1995                                                           VALUE      APPRECIATION    DEPRECIATION       VALUE
-----------------------------------------------------------------------  -----------  --------------  ---------------  -----------
                                                                                               (IN MILLIONS)
US Government and political obligations................................   $   3,267     $     296       $      (1)      $   3,562
Mortgage-backed securities.............................................       6,734           336             (12)          7,058
Corporate and other debt securities....................................      15,999         1,250             (47)         17,202
                                                                         -----------      -------          ------      -----------
                                                                             26,000         1,882             (60)         27,822
Preferred stocks.......................................................         108             3              (2)            109
                                                                         -----------      -------          ------      -----------
Total..................................................................   $  26,108     $   1,885       $     (62)      $  27,931
                                                                         -----------      -------          ------      -----------
                                                                         -----------      -------          ------      -----------

--------------------------------------------------------------------------------

The amortized cost and estimated value of debt securities at December 31, 1996 and 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                 DECEMBER 31, 1996         DECEMBER 31, 1995
                                                                              ------------------------  ------------------------
                                                                                            ESTIMATED                 ESTIMATED
                                                                               STATEMENT     MARKET      STATEMENT     MARKET
                                                                                 VALUE        VALUE        VALUE        VALUE
                                                                              -----------  -----------  -----------  -----------
                                                                                                (IN MILLIONS)
Due in one year or less.....................................................   $   1,659    $   1,713    $     977    $     979
Due after one year through five years.......................................       4,077        4,205        3,658        3,879
Due after five years through ten years......................................       7,802        8,092        6,879        7,347
Due after ten years.........................................................      10,077       10,456        7,860        8,668
                                                                              -----------  -----------  -----------  -----------
                                                                                  23,615       24,466       19,374       20,873
Mortgage-backed securities..................................................       6,747        6,888        6,734        7,058
                                                                              -----------  -----------  -----------  -----------
                                                                               $  30,362    $  31,354    $  26,108    $  27,931
                                                                              -----------  -----------  -----------  -----------
                                                                              -----------  -----------  -----------  -----------

--------------------------------------------------------------------------------

The fair value of perpetual preferred stocks as of December 31, 1996 and 1995 approximates $892 million and $578 million, respectively, compared to the statement values of $676 million and $439 million, respectively.

The Company has entered into a securities lending agreement whereby blocks of securities are loaned to third parties, primarily major brokerage firms. As of December 31, 1996 the estimated fair value of loaned securities was $2.2 billion. The Company's policy requires a minimum of 102 percent of the fair value of the loaned securities as collateral, calculated on a daily basis in the form of either cash or securities. Cash collateral received and related amounts due to counterparties are reflected in the consolidated statement of financial position. To further minimize the credit risks related to this program, the financial

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

condition of counterparties is monitored on a regular basis.

MORTGAGE LOANS

As of December 31, 1996 and 1995, the mortgage loan portfolio was distributed as follows:

                                                                          DECEMBER 31, 1996          DECEMBER 31, 1995
                                                                   --------------------------------  ------------------
GEOGRAPHIC LOCATION                                                                     % OF TOTAL
-----------------------------------------------------------------   STATEMENT VALUE    ------------   STATEMENT VALUE
                                                                   ------------------                ------------------
                                                                     (IN MILLIONS)                     (IN MILLIONS)
  Middle Atlantic................................................      $   1,170             12.3%       $     945
  South Atlantic.................................................          2,845             29.7            2,346
  North Central..................................................          1,675             17.5            1,560
  South Central..................................................          1,035             10.8            1,018
  Pacific Northwest..............................................            578              6.1              454
  Pacific........................................................          1,998             20.9            1,803
  Canada.........................................................            263              2.7              303
                                                                         -------       ------------        -------
                                                                       $   9,564            100.0%       $   8,429
                                                                         -------       ------------        -------
                                                                         -------       ------------        -------

PROPERTY TYPE
-----------------------------------------------------------------
  Retail.........................................................      $   3,099             32.4%       $   2,897
  Office Building................................................          2,963             31.0            2,677
  Residential....................................................          2,340             24.5            1,804
  Commercial.....................................................            818              8.5              792
  Other..........................................................            344              3.6              259
                                                                         -------       ------------        -------
                                                                       $   9,564            100.0%       $   8,429
                                                                         -------       ------------        -------
                                                                         -------       ------------        -------


GEOGRAPHIC LOCATION                                                 % OF TOTAL
-----------------------------------------------------------------  ------------

  Middle Atlantic................................................        11.2%
  South Atlantic.................................................        27.8
  North Central..................................................        18.5
  South Central..................................................        12.1
  Pacific Northwest..............................................         5.4
  Pacific........................................................        21.4
  Canada.........................................................         3.6
                                                                   ------------
                                                                        100.0%
                                                                   ------------
                                                                   ------------
PROPERTY TYPE
-----------------------------------------------------------------
  Retail.........................................................        34.4%
  Office Building................................................        31.8
  Residential....................................................        21.4
  Commercial.....................................................         9.4
  Other..........................................................         3.0
                                                                   ------------
                                                                        100.0%
                                                                   ------------
                                                                   ------------

--------------------------------------------------------------------------------

The fair value of mortgage loans as of December 31, 1996 and 1995 approximates $9,823 million and $8,983 million, respectively.

AFFILIATES

The Company has a 17.7% investment in MGIC Investment Corporation ("MGIC"), an affiliate. At December 31, 1996, the market value of the Company's investment in MGIC (10.4 million shares) exceeded the statement value by $466 million. During 1996, NML sold 1.2 million shares of MGIC resulting in a realized gain of $50.0 million.

In July 1995, the Company entered into a forward contract with a brokerage firm to deliver 4.4 million to 5.4 million shares of MGIC (or cash) in August 1998 for a price determined by the market value of the MGIC shares at that time in exchange for a fixed cash payment of $247 million ($48 per share). The Company's objective in entering into the forward contract is to hedge against depreciation in the value of its MGIC holdings during the contract period below the initial spot price of $48, while partially participating in appreciation, if any, during the forward contract's duration.

REAL ESTATE

For real estate and joint venture properties acquired subsequent to December 1990, the Company calculates depreciation using the straight-line method in accordance with guidelines established by the National Association of Insurance Commissioners. For properties acquired prior to December 1990, the Company calculates depreciation using either the straight-line method or the constant-yield method. Home office real estate is depreciated using the straight-line method.

At December 31, 1996, investment real estate includes $119 million of real estate acquired through foreclosure. In 1996, the Company recorded writedowns of $31 million and $12 million for the excess of carrying value over fair value of certain real estate investments and mortgage loans, respectively. Valuation allowances for real estate and mortgage loans with fair values that are less than statement values are adequately covered by normal AVR reserves and by a $110 million special

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

investment reserve established by the Company for real estate, mortgage loans and other invested assets.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company's current utilization of derivative financial instruments is limited. The Company's derivative transactions are used to reduce or modify risks of volatility related to foreign currency, interest rate movements and stock price fluctuation. These hedging strategies use forwards, futures, options and swaps.

At December 31, 1996 the Company held the following positions:

DERIVATIVE FINANCIAL INSTRUMENT:                                                              RISKS REDUCED
-------------------------------------------------------     NOTIONAL     -------------------------------------------------------
                                                            CONTRACT
                                                            AMOUNTS
                                                         --------------
                                                          ($ MILLIONS)
Foreign Currency Forward Contracts.....................    $     854     Currency exposure on foreign denominated investments.
Stock Futures..........................................          279     Stock market price fluctuation.
Option to acquire an Interest Rate Swap................          320     Interest rates payable on Fixed Annuities.
Foreign Currency and Interest Rate Swaps...............          251     Interest rates on variable rate notes and currency on
                                                                          foreign denominated bonds.

The hedges are recorded by the Company in the same manner as the underlying investments. Changes in the values of these contracts are expected to offset the gains and losses on the hedged investments. On hedges marked to market, gains and losses are unrealized before contract settlement and realized on settlement.

The effect of derivative transactions is not significant to the Company's results of operations or financial position.

NOTE 4 -- ANNUITIES AND OTHER DEPOSIT LIABILITIES

The value of annuities (without mortality/morbidity features) and other deposit liabilities as of December 31, 1996 and 1995 are as follows:

                                                                                                           DECEMBER 31,
                                                                                   DECEMBER 31, 1996           1995
                                                                               --------------------------  ------------
                                                                                STATEMENT                   STATEMENT
                                                                                  VALUE       FAIR VALUE      VALUE
                                                                               ------------  ------------  ------------
                                                                                            (IN MILLIONS)
Annuities....................................................................   $   2,554     $   2,477     $   2,631
Other deposit liabilities....................................................         797           797           783


                                                                                FAIR VALUE
                                                                               ------------

Annuities....................................................................   $   2,437
Other deposit liabilities....................................................         783

--------------------------------------------------------------------------------

NOTE 5 -- BENEFIT PLANS

The Company maintains non-contributory defined benefit retirement plans for all eligible employees and agents as well as a 401(k) plan for eligible employees and a non-contributory defined contribution plan for all full-time agents. These plans are funded currently and plan assets of $1.3 billion at December 31, 1996 are primarily included in the separate accounts of the Company. As of January 1, 1996, the most recent actuarial valuation date available, the defined benefit plans were fully funded.

In addition to pension benefits, the Company provides certain health care and life insurance benefits ("postretirement benefits") for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the Company.

Postretirement benefit cost for the year ended December 31, 1996 was a benefit of $12 million; it includes the expected cost of postretirement benefits for newly eligible and vested employees and interest cost totaling $6 million offset by gains from differences between actuarial assumptions and actual experience of

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

$18 million. At December 31, 1996 and 1995, the unfunded postretirement benefit obligation for retirees and other fully eligible or vested employees was $35 million and $49 million, respectively. The estimated postretirement benefit obligation for active non-vested employees was $43 million. The discount rate used to determine the postretirement benefit obligation was 7% and the health care cost trend rate was 10% in 1996, declining by 1% per year to an ultimate rate of 5% over 5 years. If the health care cost trend rate assumptions were increased by 1%, the postretirement benefit obligation as of December 31, 1996 would be increased by $5 million.

At December 31, 1996, the plan assets attributable to postretirement health care benefits totaled $34 million.

NOTE 6 -- REINSURANCE

The amounts shown in the accompanying consolidated financial statements are net of reinsurance activity. Reserves at December 31, 1996 are stated net of reinsurance of $355 million. The effect of reinsurance on premiums and benefits for the years ended December 31, 1996, 1995 and 1994 are as follows (in millions):

                                    1996        1995        1994
                                 ----------  ----------  ----------
Direct premiums................  $   7,064   $   6,452   $   5,977
Reinsurance ceded..............       (304)       (256)       (234)
                                 ----------  ----------  ----------
Net premiums...................  $   6,760   $   6,196   $   5,743
                                 ----------  ----------  ----------
                                 ----------  ----------  ----------
Benefits to policyholders and
 beneficiaries.................  $   7,348   $   6,818   $   6,178
Reinsurance recoveries.........       (147)       (142)       (141)
                                 ----------  ----------  ----------
Net benefits to policyholders
 and beneficiaries.............  $   7,201   $   6,676   $   6,037
                                 ----------  ----------  ----------
                                 ----------  ----------  ----------

In addition, the Company received credits of $93 million from reinsurers representing reimbursements of commissions and other expenses. The credits are included in other income in the consolidated summary of operations.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

NOTE 7 -- CONTINGENCIES

In the normal course of business, the Company enters into transactions to reduce its exposure to fluctuations in interest rates and market volatility. These instruments may involve credit risk and may also be subject to risk of loss due to interest rate fluctuations.

The Company has guaranteed certain obligations of its affiliates. These guarantees totaled approximately $120 million at December 31, 1996 and are generally supported by the underlying net asset values of the affiliates.

The Company is engaged in various legal actions in the normal course of its investment and insurance operations. In the opinion of management, any losses resulting from such actions would not have a material effect on the Company's financial condition.

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

             [LOGO]

                                                                          [LOGO]

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees and Policyowners of The Northwestern Mutual Life Insurance Company

We have audited the accompanying consolidated statement of financial position of The Northwestern Mutual Life Insurance Company and its subsidiary as of December 31, 1996 and 1995, and the related consolidated summary of operations and consolidated statements of general contingency reserve and of cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated January 24, 1996, we expressed an opinion that the 1995 consolidated financial statements, prepared using accounting practices prescribed or permitted by the Insurance Departments of the states in which the Company and its subsidiary are domiciled (statutory basis of accounting), were presented fairly, in all material respects, in conformity with generally accepted accounting principles. As described in Note 1 to these financial statements, pursuant to the pronouncement of the Financial Accounting Standards Board, financial statements of mutual life insurance enterprises prepared using accounting practices prescribed or permitted by insurance regulators (statutory basis of accounting) are no longer considered presentations in conformity with generally accepted accounting principles. Accordingly, our present opinion on the presentation of the 1995 financial statements, as presented herein, is different from that expressed in our previous report.

As described in Note 1, these consolidated financial statements were prepared in conformity with accounting practices prescribed or permitted by the Insurance Departments of the states in which the Company and its subsidiary are domiciled (statutory basis of accounting), which practices differ from generally accepted accounting principles. Accordingly, the consolidated financial statements are not intended to represent a presentation in accordance with generally accepted accounting principles. The effects on the consolidated financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, the consolidated financial statements audited by us (1) do not present fairly in conformity with generally accepted accounting principles, the financial position of The Northwestern Mutual Life Insurance Company and its subsidiary at December 31, 1996 and 1995, or the results of their operations or their cash flows for each of the three years in the period ended December 31, 1996 because of the effects of the variances between the statutory basis of accounting and generally accepted accounting principles referred to in the preceding paragraph and (2) do present fairly, in all material respects, the financial position of The Northwestern Mutual Life Insurance Company and its subsidiary at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, on the basis of accounting described in Note 1.


/s/ Price Waterhouse LLP


January 22, 1997

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----

DISTRIBUTION OF THE CONTRACTS. . . . . . . . . . . . . . . . . . . . . . . . B-2

DETERMINATION OF ANNUITY PAYMENTS. . . . . . . . . . . . . . . . . . . . . . B-2
     Amount of Annuity Payments. . . . . . . . . . . . . . . . . . . . . . . B-2
     Annuity Unit Value. . . . . . . . . . . . . . . . . . . . . . . . . . . B-3
     Illustrations of Variable Annuity Payments. . . . . . . . . . . . . . . B-3

VALUATION OF ASSETS OF THE ACCOUNT . . . . . . . . . . . . . . . . . . . . . B-4

TRANSFERABILITY RESTRICTIONS . . . . . . . . . . . . . . . . . . . . . . . . B-4

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-4

FINANCIAL STATEMENTS OF THE ACCOUNT. . . . . . . . . . . . . . . . . . . . . B-5
(for year ended December 31, 1996)

REPORT OF INDEPENDENT ACCOUNTANTS. . . . . . . . . . . . . . . . . . . . . .B-11
(for year ended December 31, 1996)

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL LIFE . . . . . . . . . . . . . .B-12
(for the three years ended December 31, 1996)

REPORT OF INDEPENDENT ACCOUNTANTS. . . . . . . . . . . . . . . . . . . . . .B-25
(for the three years ended December 31, 1996)

                                     PART C
                                OTHER INFORMATION

Item 24.  FINANCIAL STATEMENTS AND EXHIBITS
     (a)       Financial Statements
               The financial statements of NML Variable Annuity Account A and The Northwestern Mutual Life Insurance Company are included in the Statement of Additional Information.

               NML VARIABLE ANNUITY ACCOUNT A
               (for year ended December 31, 1996)
                 Statement of Assets and Liabilities
                 Statement of Operations and Changes in Equity
                 Notes to Financial Statements
                 Report of Independent Accountants

               THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
               (for the three years ended December 31, 1996)
                 Consolidated Statement of Financial Position
                 Consolidated Summary of Operations
                 Consolidated Statement of General Contingency Reserve Consolidated Statement of Cash Flows
                 Notes to Consolidated Financial Statements
                 Report of Independent Accountants

     (b)       Exhibits

       EX-99.B11                   Consent of Price Waterhouse LLP.

Item 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The following lists include all of the Trustees, executive officers and other officers of The Northwestern Mutual Life Insurance Company as of March 1, 1997, without regard to their activities relating to variable annuity contracts or their authority to act or their status as "officers" as that term is used for certain purposes of the federal securities laws and rules thereunder.

TRUSTEES

Name                                    Business Address
----                                    ----------------

R. Quintus Anderson                     Aarque Capital Corporation
                                        111 West Second Street
                                        Jamestown, NY 14701

Edward E. Barr                          Sun Chemical Corporation
                                        222 Bridge Plaza South
                                        Fort Lee, NJ  07024

Gordon T. Beaham III                    Faultless Starch/Bon Ami Co.
                                        1025 West Eighth Street
                                        Kansas City, MO 64101

Robert C. Buchanan                      Fox Valley Corporation
                                        P.O. Box 727
                                        Appleton, WI  54912

Robert E. Carlson                       The Northwestern Mutual Life
                                         Insurance Company
                                        720 East Wisconsin Avenue
                                        Milwaukee, WI 53202

George A. Dickerman                     Spalding Sports Worldwide
                                        425 Meadow Street
                                        P.O. Box 901
                                        Chicopee, MA  01021-0901

Thomas I. Dolan                         A.O. Smith Corporation
                                        P.O. Box 23971
                                        Milwaukee, WI 53223-0971

Pierre S. du Pont                       Richards, Layton and Finger
                                        1 Rodney Square
                                        Wilmington, DE 19801

James D. Ericson                        The Northwestern Mutual Life
                                         Insurance Company
                                        720 East Wisconsin Avenue
                                        Milwaukee, WI 53202

J. E. Gallegos                          Gallegos Law Firm
                                        460 St. Michaels Drive
                                        Building 300
                                        Santa Fe, NM 87501

Stephen N. Graff                        805 Lone Tree Road
                                        Elm Grove, WI 53122-2014

Patricia Albjerg Graham                 420 Gutman
                                        Graduate School of Education
                                        Harvard University
                                        Cambridge, MA  02138

Stephen F. Keller                       The Santa Anita Companies
                                        P.O. Box 60014
                                        Arcadia, CA  91066-6014

Barbara A. King                         Landscape Structures, Inc.
                                        601-7th Street South
                                        Delano, MN 55328

J. Thomas Lewis                         Monroe & Lemann
                                        Suite 3300
                                        210 St. Charles Avenue
                                        New Orleans, LA 70170

Daniel F. McKeithan, Jr.                Tamarack Petroleum Company, Inc.
                                        Suite 1920
                                        777 East Wisconsin Avenue
                                        Milwaukee, WI 53202

Guy A. Osborn                           Universal Foods Corp.
                                        433 East Michigan Street
                                        Milwaukee, WI 53202

Donald J. Schuenke                      The Northwestern Mutual
                                         Life Insurance Company
                                        720 East Wisconsin Avenue
                                        Milwaukee, WI 53202

H. Mason Sizemore, Jr.                  The Seattle Times
                                        P.O. Box 70
                                        Seattle, WA  98111

Harold Byron Smith, Jr.                 Illinois Tool Works, Inc.
                                        3600 West Lake Avenue
                                        Glenview, IL 60625-5811

Sherwood H. Smith, Jr.                  Carolina Power & Light Company
                                        P.O. Box 1551
                                        Raleigh, NC  27602

John E. Steuri                          52 River Ridge Road
                                        Little Rock, AR 72227-1518

John J. Stollenwerk                     Allen-Edmonds Shoe Corporation
                                        201 East Seven Hills Road
                                        P.O. Box 998
                                        Port Washington, WI 53074-0998

Barry L. Williams                       Williams Pacific Ventures, Inc.
                                        1200 Bayhill Drive, Suite 300
                                        San Bruno, CA  94066

Kathryn D. Wriston                      870 United Nations Plaza
                                        Apartment 23-A
                                        New York, NY 10017

EXECUTIVE OFFICERS

Name                          Title
----                          -----

Deborah A. Beck               Senior Vice President
William H. Beckley            Vice President
Robert J. Berdan              Vice President
John M. Bremer                Senior Vice President, General Counsel and
Secretary
Peter W. Bruce                Executive Vice President
Robert E. Carlson             Executive Vice President and Trustee
Steven T. Catlett             Vice President
Mark G. Doll                  Senior Vice President
Thomas E. Dyer                Vice President
James W. Ehrenstrom           Senior Vice President
James D. Ericson              President and Chief Executive Officer, Trustee
Richard L. Hall               Senior Vice President
William C. Koenig, FSA        Senior Vice President and Chief Actuary
Gary E. Long                  Vice President and Controller

Susan A. Lueger               Vice President
Meridee J. Maynard            Vice President
Donald L. Mellish             Vice President
Bruce L. Miller               Senior Vice President
Gregory C. Oberland           Vice President
Barbara F. Piehler            Vice President
James F. Reiskytl             Vice President
Mason G. Ross                 Senior Vice President
John E. Schlifske             Vice President
Leonard F. Stecklein          Vice President - Policyowner Services
Frederic H. Sweet             Senior Vice President
Dennis Tamcsin                Senior Vice President
Martha M. Valerio             Vice President
W. Ward White                 Vice President
Walt J. Wojcik                Senior Vice President
Edward J. Zore                Executive Vice President

OTHER OFFICERS

Name                               Title
----                               -----

John M. Abbott                     Associate Director - Benefits Research
Ronald C. Alberts                  Associate Director-Public Markets
Maria J. Avila                     Assistant Controller
Michael J. Backus                  Associate Director of Information Systems
Jerome R. Baier                    Vice President
John E. Bailey                     Senior Actuary
Nicholas H. Bandow                 Assistant Director-Information Systems
Lynn F. Bardele                    Director - Corporate Services
Walter L. Barlow                   Assistant Director of Education
David A. Barras                    Associate Director
Bradford P. Bauer                  Assistant Director - Advanced Marketing
James M. Baumgartner               Officer - Underwriting Standards & Services
Beth M. Berger                     Assistant General Counsel & Assistant
                                     Secretary
James L. Bergschneider             Director - Underwriting Services
Frederick W. Bessette              Assistant General Counsel & Asst. Secretary
Carrie L. Bleck                    Assistant Director
D. Rodney Bluhm                    Assistant General Counsel
Donald T. Bobbs                    Associate Director
Timothy J. Bohannon                Vice President
Margaret Bowe Bonvicini            Associate Director - Employment & Affirmative
                                     Action
Willette Bowie                     Employee Relations Director
Mark C. Boyle                      Assistant General Counsel & Asst. Secretary
Martin R. Braasch                  Director - Underwriting Standards & Services
Patricia R. Braeger                Assistant Director - Information Systems
Michael R. Buchholz                Director - Real Estate Investments
Mary P. Buczynski                  Assistant Director
William J. Buholzer                Employee Relations Director
Michael S. Bula                    Assistant General Counsel

Jerry C. Burg                      Associate Director - Field Benefits
Gregory B. Bynan                   Director - Corporate Services
Kim M. Cafaro                      Assistant General Counsel & Asst. Secretary
Shanklin B. Cannon, M.D.           Medical Director - Life Products/Research
Terese J. Capizzi                  Actuarial Products Officer
Kurt P. Carbon                     Assistant Regional Director
Thomas A. Carroll                  Director - Common Stock Division
Michael G. Carter                  Assistant General Counsel & Asst. Secretary
William W. Carter                  Associate Actuary
John E. Caspari                    Assistant Director - Advertising & Corporate
                                     Information
Walter J. Chossek                  Associate Controller
Thomas R. Christenson              Director - Advanced Marketing
J. Thomas Christofferson           Vice President
Eric P. Christophersen             Associate Director
David D. Clark                     Director - Real Estate Investments
Alan E. Close                      Associate Controller
Carolyn M. Colbert                 Assistant Director - New Business
Timothy S. Collins                 Director
Margaret Winter Combe              Director - Corporate Development
Virginia A. Corwin                 Assistant Director - New Business
Barbara E. Courtney                Associate Director
J. Scott Craig                     Associate Director
Larry A. Curran                    Actuarial Administrative Officer
Daniel G. Cuske                    Associate Director - Fixed Income
Brian H. Davidson                  Associate Director
Thomas H. Davis                    Associate Director - Information Systems
Jefferson V. De Angelis            Vice President - Fixed Income
Nicholas De Fino                   Assistant Director
David J. Derfus                    Assistant Controller
Carol A. Detlaf                    Director - Annuity Services
John Diliberti                     Assistant Director - New Business
Joseph Dobering, III               Director - Underwriting Standards & Services
Lisa C. Dodd                       Associate Actuary
Richard P. Dodd                    Assistant Director
Daniel C. Dougherty                Director - Individual Product Marketing
Margaret T. Dougherty              Assistant Director - Information Systems
John R. Dowell                     Director - Workforce Diversity
William O. Drehfal                 Assistant Director - Media Services
Jeffrey S. Dunn                    Vice President
John E. Dunn                       Assistant General Counsel & Secretary
Somayajulu Durvasula               Assistant Director - Field Financial
James R. Eben                      Assistant General Counsel and Assistant
                                     Secretary
Christina H. Fiasca                Director - Policyowner Services
Zenia J. Fieldbinder               Assistant Director - Employer Product
                                     Services
Richard F. Fisher                  Senior Actuary
Dennis J. Fitzpatrick              Director - Advanced Marketing
Jon T. Flaschner                   Director - Policyowner Services
Donald Forecki                     Investment Officer
Phillip B. Franczyk                Vice President
Stephen H. Frankel                 Vice President

Anne A. Frigo                      Assistant Director
H. Daniel Gardner                  Vice President & Insurance Counsel
Richard R. Garthwait               Vice President - Field Financial
David L. Georgenson                Director - Agent Development
Paulette A. Getschman              Assistant Director - Policyowner Services
James W. Gillespie                 Vice President
Walter M. Givler                   Director - Corporate Services
Robert K. Gleeson, M.D.            Vice President - Medical Director
Mark J. Gmach                      Assistant Regional Director - Agency
Linda J. Gorens-Levey              Associate Director
David Lee Gosse                    Assistant Director - Disability Benefits
William F. Grady                   Associate Director of Field Finances
John M. Grogan                     Assistant General Counsel and Assistant
                                     Secretary
Jill M. Grueninger                 Associate Director
Thomas C. Guay                     Associate Director
Colleen M. Gunther                 Investment Officer
Gerald A. Haas                     Assistant Director - Information Systems
Stanley K. Hall                    Assistant Director - Policyowner Services
Thomas P. Hamilton                 Associate Director - Information Systems
Lori A. Hanes                      Director - Human Resources
William M. Harris                  Assistant Regional Director - South
Dennis R. Hart                     Assistant Director - Agent Development
James C. Hartwig                   Vice President - Advanced Marketing
Paul F. Heaton                     Assistant General Counsel and Assistant
                                     Secretary
William L. Hegge                   Associate Director of Telecommunications
Wayne F. Heidenreich               Associate Medical Director
Jacquelyn F. Heise                 Associate Director - Information Systems
Robert L. Hellrood                 Director - New Business
Herbert F. Hellwig                 Assistant Director - Individual Annuity
                                     Marketing
Jane A. Herman                     Assistant Director - Term Upgrade
Gary M. Hewitt                     Vice President & Treasurer
Donna R. Higgins                   Assistant Director - Information Systems
David L. Hilbert                   Investment Officer
Susan G. Hill                      Assistant Director
Hugh L. Hoffman                    Assistant Director - Information Systems
Richard S. Hoffmann                Director - Audit
Susan M. Hoffmann                  Life Product Officer
Bruce Holmes                       Associate Actuary
Cindy L. Jackson                   Associate Director
James C. Jackson                   Investment Officer
Meg E. Jansky                      Assistant Director
Michael D. Jaquint                 Assistant Actuary
Michael P. Johnson                 Investment Officer
Dolores A. Juergens                Associate Director of Restaurant Operations
Marilyn J. Katz                    Assistant Director - Medical Consultants
Peter Keehn                        Investment Officer

Michael Kelly                      Assistant Director
Kevin C. Kennedy                   Assistant Director - Architecture
James B. Kern                      Regional Director - Central Region
David R. Keuler                    Associate Director
Carson D. Keyes                    Vice President
Donald C. Kiefer                   Vice President
Mark E. Kishler                    Investment Officer
Allen B. Kluz                      Director - Field Financial
Beatrice C. Kmiec                  Assistant Regional Director - East
Daniel C. Knuth                    Investment Officer
William S. Koch                    Assistant Regional Director - Agency
A. Kipp Koester                    Vice President
John L. Kordsmeier                 Director - Human Resources
Dennis Korjenek, Jr.               Director - Fixed Income
Robert J. Kowalsky                 Assistant Director - Information Systems
Carol L. Kracht                    Assistant General Counsel & Asst. Secretary
Todd L. Laszewski                  Assistant Actuary
Patrick J. Lavin                   Director - Life & Disability Benefits
Patrick W. Lavin                   Assistant Treasurer & Assistant Secretary
James L. Lavold                    Associate Director - Meetings
Russell M. Lemken                  Assistant Director - Consumer Research
Sally Jo Lewis                     Assistant General Counsel & Asst. Secretary
Mark P. Lichtenberger              Assistant Director - LINK Technical Planning
Steven M. Lindstedt                Assistant Director - Information Systems
Melissa C. Lloyd                   Assistant Director
James Lodermeier                   Assistant Director - Tax Planning
James G. Loduha                    Director - Asset Management
George R. Loxton                   Assistant General Counsel & Assistant
                                     Secretary
Mary M. Lucci                      Director - New Business
Mark J. Lucius                     Corporate Information Officer
Jeffrey J. Lueken                  Associate Director
Merrill C. Lundberg                Assistant General Counsel & Asst. Secretary
Jon K. Magalska                    Associate Actuary
Jean M. Maier                      Director - New Business
Joseph Maniscalco                  Associate Director - Information Systems
Jeffrey S. Marks                   Multi Life, Research & Reinsurance
                                     Officer
Steve Martinie                     Assistant General Counsel & Asst. Secretary
Ted A. Matchulat                   Actuarial Products Officer
Margaret McCabe                    Associate Director - Policy Benefits Systems
Richard A. McComb                  Director - Human Resources
William L. McCown                  Vice President & Investment Counsel
Paul E. McElwee                    Assistant General Counsel & Asst. Secretary
James L. McFarland                 Assistant General Counsel & Secretary
Mary C. McIntosh                   Assistant Director - Field Financial
Daniel E. McGinley                 Assistant Director - Management Development
Mark J. McLennon                   Assistant Director - Advanced Marketing
Robert J. Meiers                   Ad Valorem Tax Manager
Larry S. Meihsner                  Assistant General Counsel & Assistant
                                     Secretary

Robert G. Meilander                Vice President
Kelly H. Mess                      Investment Officer
Charles L. Messler                 Director - Natural Gas Sales
Richard E. Meyers                  Assistant General Counsel
Jay W. Miller                      Vice President & Tax Counsel
Jill Mocarski                      Assistant Medical Director
Sara K. Miller                     Vice President
Tom M. Mohr                        Director of Policyowner Services - South
Richard C. Moore                   Associate Actuary
Scott J. Morris                    Assistant General Counsel and Assistant
                                     Secretary
Sharon A. Morton                   Investment Officer
Adrian J. Mullin                   Assistant Director - Individual Product
                                     Marketing
Randolph J. Musil                  Assistant Director - Advanced Marketing
David K. Nelson                    Assistant General Counsel
Ronald C. Nelson                   Director
James J. Nemec                     Vice President
Karen M. Niessing                  Human Resources Officer
Donald L. O'Dell                   Vice President
Daniel J. O'Meara                  Director - Field Financial
John K. O'Meara                    Assistant Director - Advanced Marketing
Mary Joy O'Meara                   Assistant Director - Advanced Marketing
Kathleen A. Oman                   Associate Director - Information Systems
Thomas A. Pajewski                 Investment Research Officer
Arthur V. Panighetti               Director - Tax Planning
Christen L. Partleton              Assistant Director - Policyowner Services
Dennis L. Paul                     Assistant General Counsel
David W. Perez                     Assistant General Counsel
Judith L. Perkins                  Assistant General Counsel & Asst. Secretary
Wilson D. Perry                    Assistant General Counsel & Asst. Secretary
Gary N. Peterson                   Actuary
John C. Peterson                   Director of Policyowner Services - West
Harvey W. Pogoriler                Assistant General Counsel
Gary A. Poliner                    Vice President
Randolph R. Powell, M.D.           Medical Director
Mark A. Prange                     Associate Director - Information Systems
David R. Remstad                   Senior Actuary
David R. Retherford                Assistant Director of New Business - Central
Stephen M. Rhode                   Assistant Director - Qualified Benefits
Robert C. Richardson               Investment Officer
Richard R. Richter                 Vice President
Marcia Rimai                       Vice President - Litigation Counsel
Michael J. Riordan                 Assistant General Counsel & Secretary
Kathleen M. Rivera                 Vice President - Insurance Counsel
Faith B. Rodenkirk                 Assistant Director - Group Marketing
James S. Rolfsmeyer                Assistant Director - Information Systems
Larry R. Roscoe                    Assistant Director - Compliance
Lora A. Rosenbaum                  Associate Director
Robert K. Roska                    Associate Director - Information Systems
Sue M. Roska                       Director - Systems and Services
Robert M. Ruess                    Vice President

Harry L. Ruppenthal                Director of Policyowner Services - East
Stephen G. Ruys                    Assistant Director - Information Systems
Santo Saliture                     Associate Director of Advertising & Corporate
                                     Information
Rose Kordich Sasich                Assistant Director of Systems
Mary Ann Schachtner                Assistant Director - Life Insurance Marketing
Thomas F. Scheer                   Assistant General Counsel & Asst. Secretary
Carlen A. Schenk                   Assistant Director
Jane A. Schiltz                    Director - Individual Product
Emily K. Schleinz                  Investment Officer
Kathleen H. Schluter               Assistant General Counsel & Secretary
Calvin R. Schmidt                  Assistant Director - Information Systems
Richard A. Schnell                 Assistant Director - Asset Management
John O. Schnorr                    Assistant Director
Margaret R. Schoewe                Vice President - Information Systems
Todd M. Schoon                     Assistant Regional Director - Agency
Jeffrey G. Schragin                Associate Medical Director
John F. Schroeder                  Associate Director of Field Office Real
                                     Estate
Melva T. Seabron                   Director
Norman W. Seguin, II               Investment Officer - Ad Valorem Taxes
John W. Siefert                    Director - Real Estate Investments
Catherine L. Shaw                  Assistant General Counsel & Asst. Secretary
John E. Sheaffer, Jr.              Assistant Director - Agent Development
Ronald A. Shuster                  Assistant Director - Real Estate Investments
Catherine A. Siebert               Investment Officer
Janet Z. Silverman                 Assistant Director - New Business
Stephen M. Silverman               Assistant General Counsel
David W. Simbro                    Senior Actuary
Eugene R. Skaggs                   Vice President
Paul W. Skalecki                   Assistant Actuary
Cynthia S. Slavik                  Assistant Director - Environmental Engineer
Ignatius L. Smetek                 Director - Common Stocks
Lois A. Smith                      Director - Asset Management
Mark W. Smith                      Assistant General Counsel & Asst. Secretary
Warren L. Smith, Jr.               Investment Officer - Architecture
Steven W. Speer                    Director - Individual Product Marketing
Robert J. Spellman, M.D.           Vice President & Chief Medical Director
Barbara J. Stansberry              Director - Administrative Services/Medical
                                     Studies
Jason Steigman                     Investment Product Officer
Bonnie L. Steindorf                Director - Department Operations
Karen J. Stevens                   Assistant General Counsel & Asst. Secretary
Richard A. Strait                  Vice President
Linda L. Streifender               Associate Director - Training &
                                     Communications
Steven J. Stribling                Associate Actuary
Stephen J. Strommen                Associate Director - Financial Planning
Theodore H. Strupp                 Assistant Director
Daniel J. Suprenant                Director - Group Disability Marketing
Christopher P. Swain               Investment Officer
Steven P. Swanson                  Vice President
Rachel L. Taknint                  Assistant General Counsel & Asst. Secretary

Thomas Talajkowski                 Assistant Director - Tax
                                     Compliance
William H. Taylor                  Assistant Director - Advanced Marketing
Paul B. Tews                       Associate Director - Investment Planning
J. Edward Tippetts                 Vice President
Susan M. Tompkins                  Director - Recruitment & Management
Chris J. Torkelson                 Assistant Director
Thomas W. Towers                   Associate Director - Public Relations
Linda K. Tredupp                   Assistant Director - Information Systems
Chris G. Trost                     Associate Actuary
Julie Van Cleave                   Director - Common Stock
Mark J. Van Cleave                 Assistant Director of Marketing Research
Michael T. Van Grinsven            Assistant Director - Management Development
Mary Beth Van Groll                Vice President - Information Systems
Patricia L. Van Kampen             Vice President - Common Stocks
Gloria J. Venski                   Assistant Director - Disability Benefits
Richard F. Von Haden               Director - Real Estate Production
Margaret A. Wainer                 Assistant Director - Corporate Planning &
                                     Information
William R. Walker                  Director - Common Stock
Scott E. Wallace                   Assistant Director - Operations
Hal W. Walter                      Vice President
Robert J. Waltos                   Regional Director - Agency
P. Andrew Ware                     Vice President
Kathleen S. Warner                 Assistant Director - Asset Management
Mary L. Wehrle-Schnell             Associate Director - Information Systems
Daniel T. Weidner                  Assistant Director - Information Systems
Ronald J. Weir                     Associate Director - Information Systems
Kenneth D. Weiser                  Assistant Director - Sales Services
Karen J. Weiss                     Senior Actuary
Kenneth R. Wentland                Assistant Director of Policyowner Services -
                                     East
Sandra D. Wesley                   Assistant Director of Special Projects
Anna C. Westfall                   Financial Officer
Charles D. Whittier                Assistant Director - Disability Income
                                     Marketing
Catherine A. Wilbert               Assistant General Counsel & Secretary
David L. Wild                      Director - Corporate Services
Jeffrey B. Williams                Risk Manager
John K. Wilson                     Assistant Director - Individual Product
                                     Marketing
Debra C. Wing                      Investment Officer
Penelope A. Woodcock               Associate Director - Benefit Systems
Stanford A. Wynn                   Assistant Director - Advanced Marketing
Catherine M. Young                 Assistant General Counsel & Secretary
Michael L. Youngman                Vice President - Legislative Representative
James A. Youngquist                Associate Actuary
Richard S. Zakrzewski              Associate Research Officer
John Zao                           Assistant Director - Information Systems
Diana M. Zawada                    Assistant Director
Rick T. Zehner                     Director - Corporate Planning

Patricia A. Zimmermann             Investment Officer - Real Estate Systems
Ray Zimmermann                     Director - LINK Information Network
Philip R. Zweig                    Director - Technical Support
Robert E. Zysk                     Director - Tax Compliance

The business addresses for all of the executive officers and other officers is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     The subsidiaries of The Northwestern Mutual Life Insurance Company ("Northwestern Mutual Life"), as of December 31, 1996, are set forth on pages C-13 and C-14. In addition to the subsidiaries set forth pages on C-13 and C-14, the following separate investment accounts (which include the Registrant) may be deemed to be either controlled by, or under common control with, Northwestern Mutual Life:

     1.   NML Variable Annuity Account A
     2.   NML Variable Annuity Account B
     3.   NML Variable Annuity Account C
     4.   Northwestern Mutual Variable Life Account

     Northwestern Mutual Series Fund, Inc. (the "Fund"), shown on page C-13 as a subsidiary of Northwestern Mutual Life, is an investment company registered under the Investment Company Act of 1940, offering its shares to the separate accounts identified above; and the shares of the Fund held in connection with certain of the accounts are voted by Northwestern Mutual Life in accordance with voting instructions obtained from the persons who own, or are receiving payments under, variable annuity contracts or variable life insurance policies issued in connection with the accounts, or in the same proportions as the shares which are so voted.

                            NML CORPORATE STRUCTURE*

The Northwestern Mutual Life Insurance Company
General Account
NML Variable Annuity Account A
NML Variable Annuity Account B
NML Variable Annuity Account C
NML Group Annuity Separate Account
NML Variable Life Account
Eiger Corporation - 100%
Northwestern Mutual Life Foundation, Inc. - 100%
NML Corporation - 100%
Standard of America Life Insurance Company - 100%
Saskatoon Centre, Limited (inactive) - 100%
Northwestern Mutual Series Fund, Inc. (and its 9 portfolios) - 100%
MGIC Investment Corporation - 18%.  MGIC holds 100% of the voting stock of the following: Mortgage Guaranty Reinsurance Corporation, MGIC, MGIC Reinsurance Corporation, MGIC Mortgage Insurance Corporation, and various subsidiaries.
Baird Financial Corporation - 92.22%.  Baird Financial Corporation holds 100% of the voting stock of Robert W. Baird & Co., Incorporated and various subsidiaries.
Northwestern Mutual Investment Services, Inc. - 100%
The Grand Avenue Corporation - 98.54%
Marina Pacific, Ltd. - 100%
NW Pipeline, Inc. - 100%
NML - Bellevue Corporation - 100%
Solar Resources, Inc. - 100%
NH Corporation (inactive) - 100%
Rocket Sports, Inc. - 100%
Summit Sports, Inc. - 100%
Greenway Sports, Inc. - 100%
Painted Rock Development Corporation - 100%
NML Development Corporation - 100%
Stadium and Arena Management, Inc. - 100%
RE Corporation - 100%
Carlisle Ventures, Inc. - 100%
INV Corp. - 100%
Buffalo Promotions, Inc. - 100%
Park Forest Northeast, Inc. - 100%
NW Greenway #1 - 100%
NW Greenway #9 - 100%
Travers International Sales, Inc. - 100%
Highbrook International Sales, Inc. - 100%
Elderwood International Sales, Inc. - 100%
Mallon International Sales, Inc. - 100%
Higgins, Inc. - 100%
Hobby, Inc. - 100%
Logan, Inc. - 100%                             *  Includes all NML mutual
Baraboo, Inc. - 100%                              funds and other corpor-
Mitchell, Inc. - 100%                             ations of which 50% or
Elizabeth International Sales, Inc. - 100%        more of voting power
Sean International Sales, Inc. - 100%             controlled by NML
Alexandra International Sales, Inc. - 100%                           12-31-96

                       NML CORPORATE STRUCTURE, CONTINUED*

Brian International Sales, Inc. - 100%
Jack International Sales, Inc. - 100%
Brendan International Sales, Inc. - 100%
Justin International FSC, Inc. - 100%
Cass Corporation - 100%
Mason & Marshall, Inc. - 100%
North Van Buren, Inc. - 100%
Northwestern Mutual Life International, Inc. - 100%
White Oaks, Inc. - 100%
Burgundy, Ind. - 100%
Hazel, Inc. - 100%
Maroon, Inc. - 100%
Coral, Inc. - 100%
Russet, Inc. - 100%
Amber, Inc. - 100%
Bradington-Young, Inc. - 50%







                                               *  Includes all NML mutual
                                                  funds and other corpor-
                                                  ations of which 50% or
                                                  more of voting power
                                                  controlled by NML

                                                                       12-31-96

Item 27. NUMBER OF CONTRACT OWNERS

     As of March 31, 1997, 18,343 variable annuity contracts issued in connection with NML Variable Annuity Account A were outstanding. All such contracts were issued as contracts for plans qualifying for special treatment under various provisions of the Internal Revenue Code.

Item 28. INDEMNIFICATION

     That portion of the By-laws of Northwestern Mutual Life relating to indemnification of Trustees and officers is set forth in full in Article VII of the By-laws of Northwestern Mutual Life, amended by resolution and previously filed as an exhibit to the Registration Statement.

Item 29. PRINCIPAL UNDERWRITERS

     (a) Northwestern Mutual Investment Services, Inc. ("NMIS"), the broker-dealer subsidiary of Northwestern Mutual Life, may be considered the principal underwriter currently distributing securities of the Registrant. NMIS is also co-depositor, and may be considered the principal underwriter, for NML Variable Annuity Account B and Northwestern Mutual Variable Life Account, separate investment accounts of Northwestern Mutual Life registered under the Investment Company Act of 1940 as unit investment trusts. In addition NMIS is the investment adviser for Northwestern Mutual Series Fund, Inc.

     (b)  The directors and officers of NMIS are as follows:

Name                                         Position
----                                         --------

Deborah A. Beck               Vice President, Variable Life Administration
William H. Beckley            Executive Vice President, Sales
Peter W. Bruce                Director
Robert E. Carlson             Director
Thomas A. Carroll             Vice President - Common Stocks
Walter J. Chossek             Treasurer
Barbara E. Courtney           Assistant Treasurer
Jefferson V. De Angelis       Vice President - Fixed Income Securities
Mark G. Doll                  Executive Vice President, Investment Advisory
                              Services
James R. Eben                 Assistant Secretary
Richard L. Hall               President and CEO
Beatrice C. Kmiec             Assistant Vice President, Variable Life
                                Administration
Patrick W. Lavin              Assistant Treasurer
Merrill C. Lundberg           Secretary
Meridee J. Maynard            Vice President, Variable Annuity Administration
                              and Marketing
Donald Parker                 Assistant Manager, Office of Supervisory
                                Jurisdiction
Larry R. Roscoe               Vice President and Chief Compliance Officer
Ignatius L. Smetek            Vice President - Common Stocks
Leonard F. Stecklein          Vice President, Sales Support
Steven P. Swanson             Vice President

Carla A. Thoke                Manager, Offfice of Supervisory Jurisdiction
Julie Van Cleave              Vice President - Common Stocks
Patricia L. Van Kampen        Vice President - Common Stocks
William R. Walker             Vice President
Edward J. Zore                Director

The address for each director and officer of NMIS is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

         (c) During 1996 life insurance agents of Northwestern Mutual Life who are also registered representatives of NMIS received commissions, including general agent overrides, in the aggregate amount of $1,597,402 for sales of variable annuity contracts, and interests therein, issued in connection with the Registrant. NMIS received compensation for its investment advisory services from Northwestern Mutual Series Fund, Inc., the investment company in which assets of the Registrant are invested.

Item 30. LOCATION OF ACCOUNTS AND RECORDS

         All accounts, books or other documents required to be maintained in connection with the Registrant's operations are maintained in the physical possession of Northwestern Mutual Life at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Item 31. MANAGEMENT SERVICES

         There are no contracts, other than those referred to in Part A or Part B of this Registration Statement, under which management-related services are provided to the Registrant and pursuant to which total payments of $5,000 or more were made during any of the last three fiscal years.

Item 32. UNDERTAKINGS

         (a) The Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

         (b) The Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

         (c) The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

         (d) Reference is made to the indemnification provisions disclosed in response to Item 28. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the

Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the registered securities, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         As required by the Securities Act of 1933, the Registrant, NML Variable Annuity Account A, has duly caused this Registration Statement to be signed on its behalf, in the City of Milwaukee, and State of Wisconsin, on the 29th day of April, 1997.

                                        NML VARIABLE ANNUITY ACCOUNT A
                                        (Registrant)

                                        By THE NORTHWESTERN MUTUAL LIFE
                                         INSURANCE COMPANY
                                         (Depositor)

Attest: JOHN M. BREMER                  By: JAMES D. ERICSON
       -------------------------           -------------------------
      John M. Bremer, Senior Vice           James D. Ericson, President
        President, General Counsel            and Chief Executive Officer
        and Secretary

        As required by the Securities Act of 1933, this Amended Registration Statement has been signed by the depositor on the 29th day of April, 1997.

                                        THE NORTHWESTERN MUTUAL LIFE
                                        INSURANCE COMPANY
                                        (Depositor)

Attest: JOHN M. BREMER                  By: JAMES D. ERICSON
        -------------------------          -------------------------
        John M. Bremer, Senior Vice        James D. Ericson, President
          President, General Counsel         and Chief Executive Officer
          and Secretary

         As required by the Securities Act of 1933, this Amended Registration Statement has been signed by the following persons in the capacities with the depositor and on the dates indicated:

Signature                     Title
---------                     -----

                              Trustee, President and
JAMES D. ERICSON              Principal Executive and
-------------------------     Financial Officer
James D. Ericson


GARY E. LONG                  Vice President, Controller
-------------------------     and Principal Accounting
Gary E. Long                  Officer

HAROLD B. SMITH*              Trustee                          Dated
-------------------------                                 April 29, 1997
Harold B. Smith

J. THOMAS LEWIS*              Trustee
-------------------------
J. Thomas Lewis


PATRICIA ALBJERG GRAHAM*      Trustee
-------------------------
Patricia Albjerg Graham*


DONALD J. SCHUENKE*           Trustee
-------------------------
Donald J. Schuenke


R. QUINTUS ANDERSON*          Trustee
-------------------------
R. Quintus Anderson


STEPHEN F. KELLER*            Trustee
-------------------------
Stephen F. Keller


PIERRE S. du PONT*            Trustee
-------------------------
Pierre S. du Pont


J. E. GALLEGOS*               Trustee                          Dated
-------------------------                                 April 29, 1997
J. E. Gallegos


THOMAS I. DOLAN*              Trustee
-------------------------
Thomas I. Dolan


KATHRYN D. WRISTON*           Trustee
-------------------------
Kathryn D. Wriston


BARRY L. WILLIAMS*            Trustee
-------------------------
Barry L. Williams


GORDON T. BEAHAM III*         Trustee
-------------------------
Gordon T. Beaham III


DANIEL F. McKEITHAN, JR.*     Trustee
-------------------------
Daniel F. McKeithan, Jr.


ROBERT E. CARLSON*            Trustee
-------------------------
Robert E. Carlson

EDWARD E. BARR*               Trustee
-------------------------
Edward E. Barr


ROBERT C. BUCHANAN*           Trustee
-------------------------
Robert C. Buchanan


SHERWOOD H. SMITH, JR.*       Trustee
-------------------------
Sherwood H. Smith, Jr.


H. MASON SIZEMORE, JR.*       Trustee
-------------------------
H. Mason Sizemore, Jr.


JOHN J. STOLLENWERK*          Trustee
-------------------------
John J. Stollenwerk


GEORGE A. DICKERMAN*          Trustee
-------------------------
George A. Dickerman


GUY A. OSBORN*                Trustee                          Dated
-------------------------                                 April 29, 1997
Guy A. Osborn


JOHN E. STEURI*               Trustee
-------------------------
John E. Steuri


STEPHEN N. GRAFF*             Trustee
-------------------------
Stephen N. Graff


BARBARA A. KING*              Trustee
-------------------------
Barbara A. King



*By:  JAMES D. ERICSON
-------------------------
     James D. Ericson,
     Attorney in Fact,
     pursuant to the
     Power of Attorney
     previously filed

                                  EXHIBIT INDEX
                          EXHIBITS FILED WITH FORM N-4
                          PRE-EFFECTIVE AMENDMENT NO.1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                       FOR
                         NML VARIABLE ANNUITY ACCOUNT A

Exhibit Number                Exhibit Name
--------------                ------------


EX-99.B11                     Consent of Price Waterhouse LLP.